Agricore United™

September 10, 2003

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs or Madames:

Re: United Grain Growers Limited – File No. 82-34725
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities and Exchange Act of 1934

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. 2003 Third Quarter Interim Report of UGG for the quarter ended July 31, 2003, including Management's Discussion and Analysis related to the Financial Statements of UGG as at and for the six and nine months ended July 31, 2003.

2. Press Release of UGG dated:
   a) September 10, 2003 (announcing 2003 third quarter financial results).
   b) September 10, 2003 (announcing dividend payment on November 15, 2003).

Yours very truly,

David J. Carefoot, CA, CBV
Managing Director
Corporate Finance & Investor Relations

DJC/slh

cc: Tom Kirk, Corporate Secretary
Peter G. M. Cox, CFO

9/16

David Carefoot - Managing Director, Corporate Finance and Investor Relations
T.D. Centre, 201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba Canada R3C 3A7

Agricore United

SEC FILE NO. 82-34725

THIRD QUARTER
REPORT FOR THE NINE MONTHS ENDED JULY 31, 2003

Q3 Highlights

- **Improved Leverage Ratio** – The Company's total net debt at July 31, 2003 (excluding the convertible debenture) was $401 million compared with $466 million at July 31, 2002. The Company reduced its financial leverage ratio (total net debt to net tangible assets) from 47% at July 31, 2002 to 42% at July 31, 2003.

- **Improved Liquidity** – The Company's current ratio increased to 1.47 to 1 at July 31, 2003 from 1.11 to 1 at July 31, 2002 and 1.16 to 1 at April 30, 2003. The Company's available uncommitted short-term credit increased to $227.5 million at July 31, 2003 compared to $67.8 million at July 31, 2002.

- **Increased Crop Input Sales and Gross Profit** – Crop input sales & revenue from services increased $62 million (or 12%) in the quarter compared to last year for a cumulative year-to-date increase of $119.7 million (or 19%) over the same nine month period in the prior year. Gross profit increased $21.9 million (or 19%) in the quarter and $36 million (or 24%) for the nine months ended July 31, 2003 compared to the same periods in the prior year.

- **2002 Drought Continued to Impact Grain Handling Profitability** – Grain Handling EBITDA[1] for the nine months ended July 31, 2003 declined $45.9 million due to lower industry-wide grain shipments following the 2002 drought. Lower operating, general and administrative expenses of $16.1 million for the nine months ended July 31, 2003 more than offset any gross profit reduction due to lower margins and changes in market share.

- **Continued Expense Reductions** – Annualized cost reductions since November 1, 2001 have resulted in lower cash expenses of $104 million (operating, general & administration, interest and securitization expenses) and $124.1 million in total cost reductions (including depreciation & amortization).

- **Improved EBIT [1]** – EBIT for the quarter ended July 31, 2003 of $82.1 million and the nine months ended July 31, 2003 of $45.8 million was $8.1 million and $2.3 million higher than the same respective periods in the prior year despite significant reductions in industry-wide grain shipments.

- **Net Earnings "in the Black"** – Despite the unprecedented impact of the 2002 drought on 2003 grain shipments and profitability, earnings of $44.9 million or $0.96 per share ($0.75 per share fully diluted) for the quarter ended July 31, 2003 compared with earnings of $39.2 million or $0.86 per share ($0.85 per share fully diluted), for the quarter ended July 31, 2002. Earnings of $3.1 million for the nine months ended July 31, 2003 compared to earnings of $16.2 million or $0.35 per share for the prior year.

- **Stable Cash Flow** – Cash flow provided by operations of $94.4 million (or $2.08 per share) for the quarter and $68.3 million (or $1.49 per share) for the nine months ended July 31, 2003 was $8.9 million better than the previous year's quarter of $85.6 million (or $1.88 per share) and $6.9 million worse than

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[1] *EBITDA and EBIT - Earnings before interest & securitization expenses, taxes, depreciation and amortization, gains or losses on asset disposals and unusual items ("EBITDA") and earnings before gains or losses on asset disposals, interest & securitization expenses, taxes and unusual items ("EBIT") are provided to assist investors in determining the ability of the Company to generate cash from operations to cover financial charges before income and expense items from investing activities, income taxes and items not considered to be in the ordinary course of business. Reconciliations of such measures and net income (loss) are provided in the Consolidated Statements of Earnings and Retained Earnings and Note 4 to the Consolidated Financial Statements below. The items are excluded in the determination of such measures as they are non-cash in nature, income taxes, financing charges or are otherwise not considered to be in the ordinary course of business. Such measures should not be considered in isolation of or as a substitute for (i) net income or loss, as an indicator of the Company's operating performance or (ii) cash flows from operating, investing and financing activities, as a measure of the Company's liquidity. EBITDA and EBIT do not have any standardized meanings prescribed by Canadian generally accepted accounting principles ("GAAP") and are therefore unlikely to be comparable to similar measures presented by other companies.*

the cash flow from operations of $75.2 million (or $1.70 per share) for the same nine month period ended in 2002.

Consolidated Financial Results

Crop Production Services

The sale of crop nutrients, crop protection products and seed increased $109.1 million (or 18%) to $738.4 million for the nine months ended July 31, 2003. Tonnes of crop nutrients sold increased modestly over the prior year but sales values increased primarily as a result of underlying price increases caused by the higher cost of natural gas, a primary component in the manufacture of fertilizer. A $30 million increase in sales of crop protection product in the quarter ended July 31, 2003 almost fully recovered a $36 million sales decline in the same quarter last year as a result of the 2002 drought. Revenues from services for the nine months ended July 31, 2003 increased $10.6 million to $27.6 million largely due to increased revenues from seed treatment, seed processing and agronomic services.

Gross profit & revenue from services for the nine months ended July 31, 2003 increased $36 million (or 24%) to $185.1 million compared to the same period last year, with the majority of the profit realized in the quarter ended July 31, 2003. Average margins of 23% for the quarter and 24.2% for the nine months ended July 31, 2003 represent an increase of 1.4% and 1.1% over the same quarter and nine month period last year respectively, primarily due to higher margins on crop nutrients.

CPS operating, general & administrative ("OG&A") expenses of $32.7 million for the three months ended July 31, 2003 were $708,000 lower than the same quarter last year despite significant increases in sales activity in the current period. For the nine months ended July 31, 2003, OG&A expenses of $79.8 million were only $961,000 higher than the same nine month period last year. Therefore, substantially all of the increase in gross profit of $36 million is reflected in the $35.1 million increase in EBITDA for the nine months ended July 31, 2003.

Grain Handling

Industry shipments of the major grains reported by the Canadian Grain Commission ("CGC") declined by 29% for the nine months ended July 31, 2003 compared to the same period last year as a continuing consequence of the unprecedented 2002 drought's impact on reduced grain production last year. Industry shipping for the current year-to-date is 46% lower than the nine months ended July 31, 2001, a period prior to either the 2001 and 2002 droughts. Compared to 2002, Company shipments declined by 34% over the nine months year-to-date (Company shipments were 20% lower for the quarter compared to a 14% decline for the industry as a whole) primarily due to lower shipments of Canadian Wheat Board ("CWB") wheat, durum and barley for the most recent quarter ended July 31, 2003. CWB grains represent about 60% of the Company's total grain movement on average.

The Company handled 1.1 million tonnes of grain at its port terminals for the quarter ended July 31, 2003 or 400,000 tonnes less than the same quarter last year and 2.1 million tonnes of grain for the nine months ended July 31, 2003 or 2.1 million tonnes less than the same nine month period last year. Port terminal handling declines were more significant earlier in the year due to lower shipping arising from the 2002 drought as well as the closure of all Vancouver port grain terminal operations from August 26 to December 16, 2002 – the result of a labour dispute.

Grain Handling gross profit & revenue from services declined by $18 million to $37 million for the quarter and declined by $62 million to $102 million for the nine months ended July 31, 2003 compared to the same respective periods last year. About $48 million (or 78%) of the year-to-date decline in gross profit is consistent with the industry-wide reductions in grain shipments due to the 2002 drought. The average grain margin per tonne for the quarter ended July 31, 2003 of $22.55 (compared with $26.85 per tonne in 2002) improved the average margin per tonne for the nine months year-to-date to $21.84, but this was still less than the $23.09 per tonne earned in the same nine months of 2002. The higher margin per tonne last year was the result of earnings from grain volume insurance as well as the timing of grain weighover audits at port terminals last year which have not yet been conducted in the current year. Evaluated over a longer cycle,

the Company's average grain margin for the trailing twelve months ended July 31, 2003 was $23.05 – $0.63 higher than the twelve months ended July 31, 2002.

Under the grain handling agreement that expired July 31, 2003, the CWB was required to tender a minimum of 50% of its movement of CWB grains with grain handlers which would have lowered its total cost of grain and ultimately returned increased value to producers through the CWB pool accounts. The Company's cost of tendering for the nine months ended July 31, 2003 was $7.9 million or an average of $1.70 per tonne (compared to $1.08 per tonne for the same period last year). At the same time, the tendering process encouraged more sophisticated logistics management, including the effective and efficient use of 50 and 100 car-spot high throughput country grain elevators, which consequently mitigated these tendering costs and enabled the Company to sustain the average margins per tonne noted above.

Grain Handling OG&A expenses for the quarter ended July 31, 2003 were $1.1 million lower than the same quarter last year despite an increase in expenses in the current quarter associated with a return to normal operating activity at the Company's port terminals. The closure of all Vancouver grain terminal operations from August to December 2002 resulted in some temporary cost reductions. Grain Handling OG&A expenses declined $16.1 million year-to-date compared to the nine months ended July 31, 2002. The overall reduction in OG&A expenses more than offset the reduction in gross profit due to margin erosion and recent changes in market share. Therefore, EBITDA declined $45.9 million to $3.3 million for the nine months ended July 31, 2003 compared to the same nine months of the prior year – the result of the industry-wide impact of the 2002 drought on the volume of grain shipped in the current year.

Livestock Services

Livestock Services gross profit and revenue from services for the nine months ended July 31, 2003 declined by $963,000 compared to the same period last year, representing a $2 million reduction in gross profit from feed, offset by increased profitability from other livestock sales and services of $1.1 million. The decline in feed profits reflects lower feed tonnes sold but at slightly higher average margins per tonne of $45.32 for the nine months ended July 31, 2003 compared to $44.65 per tonne for the same nine months in the prior year. The decline in feed tonnes sold began early in the fiscal year with the liquidation of feedlot herds following the 2002 drought. So far, it has been less impacted by other factors, particularly the consequences of the single case of bovine spongiform encephalopathy ("BSE") discovered in Alberta.

EBITDA for the quarter ended July 31, 2003 of $2.1 million were $258,000 lower than the $2.4 million reported for the same quarter last year. The Company reduced Livestock Services OG&A expenses by $996,000 for the year-to-date which resulted in EBITDA for the nine months ended July 31, 2003 of $8.7 million, consistent with the same period last year. Modestly lower depreciation and amortization expenses for the quarter and year-to-date compared to the prior year contributed to EBIT of $1.3 million for the quarter and $6.4 million for the nine months ended July 31, 2003.

Farm Business Communications

Farm Business Communications gross profit and net revenue from services declined $744,000 over the nine months ended July 31, 2003, most of the decline occurring in the prior quarter due to reduced display advertising revenue offset by increases in classified revenue. Farm Business Communications OG&A expenses were reduced by $659,000 for the nine months ended July 31, 2003 compared to the same period last year in part as a result of lower production costs. Marginally lower depreciation and amortization compared to the prior year resulted in an EBIT loss of $209,000 for the quarter and EBIT of $1.7 million for the nine months ended July 31, 2003.

On August 19, 2003, the Company announced that it had entered into a letter of intent to sell its Farm Business Communications division's assets and related liabilities subject to satisfaction of various pre-closing conditions and with a closing expected to occur on or before September 30, 2003. The impact of the transaction on earnings per share will depend on a number of factors, particularly the redeployment of proceeds, but is not expected to be more than fractionally dilutive.

Financial Markets & Other Investments

The Company offers "white label banking" to its Crop Production Services ("CPS") customers via Agricore United Financial ("AU Financial"). Under AU Financial, a Canadian chartered bank provides trade credit financing directly to the farmer for Crop Production Services ("CPS") sales while the Company maintains the client relationship and receives an agency fee for performing "front-end" credit review and management services. AU Financial provides the farmer customer increased flexibility on credit repayment terms at reasonable interest rates for unsecured trade credit. During the fiscal year-to-date, the approved credit offered under this program increased to over $1 billion with customer usage increasing to $352 million at July 31, 2003 or $66 million higher than at July 31, 2002. To facilitate the customer and credit relationship, AU Financial automated its credit approval process in the current year, reducing the average days to process a credit application by 74%. As a further enhancement of this automation process, more than one-half of AU Financial's 28,000 credit files were pre-approved for credit in the current year.

Gross profit and revenue from services declined $4.5 million for the nine months ended July 31, 2003 compared to the same period last year. AU Financial was expanded in February 2002, resulting in increased gross profits and revenue from services of $1.9 million (see "Crop Production Services" above) complemented by improved earnings from other equity investments and revenues from services of $400,000. Nevertheless, the disposition of the Company's investment in CanAmera Foods in May 2002 resulted in a $6.7 million reduction in gross profit.

The disposition of CanAmera Foods also eliminated $3 million in OG&A expenses, limiting the reduction in EBITDA of Financial Markets and Other Investments to $1.5 million. The disposition of CanAmera Foods further reduced depreciation and amortization by $2.1 million, increasing the EBIT of Financial Markets and Other Investments by $600,000 for the nine months ended July 31, 2003 compared to the prior year.

Corporate Expenses

The Company reduced its Corporate OG&A expenses by $11.2 million (30%) for the nine months ended July 31, 2003 and $3.8 million (32%) for the quarter then ended compared to the same periods in the prior year. In addition to ongoing savings from the consolidation of the Company's two heritage technology platforms in August 2002, the Company reduced year-to-date payroll expenses by $2.9 million. Depreciation and amortization costs were consistent with the prior year, resulting in total corporate expenses of $33.5 million for the nine months ended July 31, 2003, compared to $44.8 million in the same period in 2002.

Synergies, Rationalization Savings & General Cost Containment

The Company's prospectus dated December 11, 2001 projected sustainable annual cost savings arising from the November 1, 2001 merger (the "Merger") of Agricore Cooperative Ltd. ("Agricore") and United Grain Growers Limited ("UGG") of $47 million by July 31, 2004 relative to pro forma[2] expenses for the pre-Merger period. In its quarterly report dated December 11, 2002 for the first twelve months (ended October 31, 2002) following the Merger, the Company reported a decline in OG&A expenses of $67.5 million and total cash expense reductions (including interest expense) of $76 million. After depreciation and amortization, total costs declined $92.6 million for the 12 months ended October 31, 2002.

The annualized effect of these cost reductions arising from Merger synergies, rationalization savings and ongoing cost containment for the period ended July 31, 2003 was $98.5 million in OG&A expenses, $104 million including interest and securitization expenses and $124.1 million in total costs (including depreciation & amortization).

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[2] *Pro forma financial information is provided to assist investors in comparing results between periods after giving effect to the Merger. In particular, results for UGG from comparable periods in fiscal 2001 have been adjusted to give effect to the Merger as if it had occurred on August 1, 2000 and, accordingly reflect operating results of Agricore in the current periods as if it had been owned for the same number of days in the comparable prior periods. Pro forma financial information is not intended to reflect the results of operations which would have actually resulted had the Merger occurred on August 1, 2000. Pro forma financial information does not have a standardized meaning prescribed by Canadian GAAP and the information provided is therefore unlikely to be comparable to similar measures presented by other companies.*

As at July 31, 2003, the Company employed 260 fewer staff (a reduction of 9%) relative to the 12 months ended October 31, 2002 and 870 fewer staff (a reduction of 24%) compared to the 12-month period ended October 31, 2001, immediately preceding the Merger (based on a weighted average of equivalent full-time employees).

Gross Profit & Net Revenue from Services, EBITDA and EBIT

Gross profit and revenue from services of $334 million for the nine months ended July 31, 2003 declined $32 million over the prior year due almost exclusively to the effect of the 2002 drought's impact on industry-wide grain handling volumes, offset by increased profitability from CPS sales following a return to a more normal crop input sales season.

EBIT for the quarter of $82 million was $8.1 million higher than the same quarter ended July 31, 2002. Notwithstanding the significant reduction in grain handling gross profit due to the lingering effects of lower 2002 grain production on 2003 grain shipments, EBITDA of $100 million for the nine months ended July 31, 2003 was only marginally lower than EBITDA of $101 million for the same period last year. In addition to the increased profitability of CPS, the Company reduced operating, general and administrative expenses by $31 million compared to the same nine month period last year. Depreciation and amortization expenses were $3.4 million lower for the year-to-date ended July 31, 2003 compared to the same period last year. Therefore, EBIT of $45.8 million for the nine months ended July 31, 2003 was $2.3 million higher than EBIT for the same period last year.

Gain on Disposal of Assets

There were no significant gains or losses on disposal of assets for the quarter ended July 31, 2003 or the same quarter last year. The gain on disposal of assets for the nine months ended July 31, 2003 of $1.2 million primarily represents an excess of insurance proceeds over the net book value of a country grain elevator destroyed by fire. The gain on disposal of assets of $14.7 million for the same period last year included the sale of surplus land by a subsidiary (Western Co-operative Fertilizers Limited), a $2.8 million gain on the sale of the Company's Unipork Genetics business and net insurance proceeds from a country grain elevator destroyed by fire.

Interest Expense

Compared to last year, interest and securitization expenses increased $2.9 million to $36.6 million for the nine months ended July 31, 2003. The increase of $1.3 million for the latest quarter ended July 31, 2003 compared to 2002 reflects a reduction of about $88 million in average borrowings, offset by a 2% increase in the Company's average borrowing cost. The average prime rate of 4.96% for the quarter ended July 31, 2003 increased 76 basis points from 4.20% for the same quarter in 2002.

Income Taxes

The Company's effective tax recovery rate for the quarter ended July 31, 2003 was 36% (excluding Large Corporation Capital Tax or "LCCT") which is consistent with the effective tax recovery rate for the same quarter last year. The weighted average tax rate (excluding LCCT) for the nine months ended July 31, 2003 was higher than the same period last year as a result of a higher proportion of income from profitable subsidiaries subject to higher tax rates.

As at July 31, 2003, the Company had tax loss carry-forwards of over $200 million, expiring between October 2008 and 2010 and which are available to reduce cash income taxes otherwise payable in future years.

Net Earnings for the Period

Pre-tax earnings before unusual items of $71 million for the quarter ended July 31, 2003 were $7.4 million higher than the same quarter last year. Excluding the impact of non-recurring gains on asset disposals, pre-tax earnings of $9.2 million for the nine months ended July 31, 2003 were only $663,000 lower than the same period last year.

Net earnings of $44.9 million (or $0.96 per share) for the quarter and $3.1 million for the nine months ended July 31, 2003 were $5.6 million better than the previous year's quarterly net earnings of $39.2 million ($0.86 per share) and $13.1 million lower than the net earnings of $16.2 million ($0.35 per share) for the same nine month period ended in 2002.

Liquidity and Capital Resources

Short-term Debt

Member and staff loans at July 31, 2003 were $25.3 million compared with $31 million at October 31, 2002 and $33.7 million at July 31, 2002. Following the Merger on November 1, 2001 and prior to the recent receipt of regulatory approval to accept new deposits, Member and Staff Loans decreased steadily due to maturities and normal course redemptions, although the pace of redemption has slowed in the most recent quarter.

The Company had $49.2 million in short-term bank debt outstanding at July 31, 2003, a decrease of $112.4 million from the same date last year. The Company increased its available uncommitted short-term credit to $227.5 million at July 31, 2003, despite issuing additional letters of credit in support of the Company's grain volume insurance program and to satisfy the security requirements of the Winnipeg Commodity Exchange and the Canadian Grain Commission.

The decrease in short-term borrowings (net of cash) of $167.1 million since April 30, 2003, reflects cash flow from operations in the quarter of $94.4 million, reduced working capital of $90.4 million, capital expenditures and investments net of proceeds on disposal of $9.3 million, long-term debt repayments of $3.3 million and interest paid on convertible debentures of $4.8 million.

Cash Flow Provided by Operations

Cash flow provided by operations of $94.4 million (or $2.08 per share) for the quarter and $68.3 million (or $1.49 per share) for the nine months ended July 31, 2003 was $8.9 million better than the previous year's quarter of $85.6 million (or $1.88 per share) and $6.9 million worse than the cash flow from operations of $75.2 million (or $1.70 per share) for the same nine month period ended in 2002.

Cash flow provided by operations for the quarter increased over cash flow from operations for the same quarter last year, largely due to increases in the quarter's pre-tax earnings. Although the reduction in fiscal EBITDA was only $1.1 million, cash flow from operations for the nine months ended July 31, 2003 decreased due to a $4.5 million reduction in cash tax recoveries in fiscal 2003 and lower net cash distributions from equity investments.

Working Capital

The Company's current ratio at July 31, 2003 increased to 1.47 to 1 from 1.11 to 1 at July 31, 2002 and 1.16 to 1 at April 30, 2003. This significantly improved liquidity during the quarter was derived primarily from financing the Company's sale of crop input inventories, during the recent peak sales season, with external credit provided to customers through AU Financial. Working capital of $192 million at July 31, 2003 increased $123 million over the $69 million of working capital at July 31, 2002. Bank and other loans and the current portion of long-term debt were reduced by $160 million, primarily the result of a $103 million increase in long-term debt and the issue of $105 million in convertible debentures, offset by capital spending of $26 million and other investing and financing expenditures of $21 million (including $4.7 million in dividends). Accounts receivable declined by $21 million from July 31, 2002 to July 31, 2003 due to increased usage of AU Financial by farmer customers. The $36.3 million year-over-year decline in inventories to July 31, 2003 includes a $28.1 million reduction in crop protection inventory (due to improved sales in the current quarter), a $31.6 million reduction in non-CWB grain inventories due to reduced stocks in store and available for shipment and a $1.1 million reduction in other merchandise, offset by increased crop nutrient inventories of $21.8 million (arising from a special advance purchase program for fall sales) and increased seed inventories of $2.7 million. Payables, however, declined by $44.5 million while prepaid expenses increased by $6.4 million.

Non-cash working capital decreased by $114.3 million from October 31, 2002. This change reflects seasonal reductions in inventory of $183.9 million (following the peak crop inputs sales season just completed) and the shipment of higher value grain inventory which has been replaced by lower receipts (due to the lower production following the 2002 drought) at lower commodity prices, offset by $31.4 million in settlement of trade payables (as trade credit financing crop inputs purchases are paid), increased receivables of $29.7 million (primarily due to increased subsidiary receivables) and $8.5 million of increased prepaid expenses.

Capital Expenditures and Acquisitions

Capital expenditures of $20.2 million for the nine months ended July 31, 2003 were funded by cash flow from operations and were comparable to expenditures for the same period last year of $20.4 million. Apart from sustaining capital expenditures, individually large capital outlays in the current year include $6.2 million related to the construction of a replacement feedmill in Edmonton, Alberta (which is expected to be completed by February 2004) and $5.2 million for the replacement of the air filtration system at one of the Thunder Bay port terminals.

Pension Plan Surplus

On June 30, 2003, employees who were actively participating in one of the Company's remaining defined benefit pension plans became members of the Company's defined contribution pension plan. Unionized terminal employees continue to participate in their respective defined benefit plans. At June 30, 2003, the market value of the aggregate plan assets of the Company's various defined benefit pension plans exceeded the aggregate accrued benefit obligation. The Company reported a deferred pension asset of $15 million in Other Assets at July 31, 2003.

Leverage

The Company's total funded debt (excluding the convertible debenture), net of cash, declined to $401 million at July 31, 2003 from $465 million at July 31, 2002. The Company's leverage ratio (total net debt to net tangible assets) declined to 42% at July 31, 2003 from 47% at July 31, 2002.

The Company's leverage ratio fluctuates materially from month to month due to underlying seasonal variations in working capital, reflecting purchases of grain in the fall and crop inputs inventory through the winter and early spring, all of which cannot be accomplished entirely with trade credit. However, the Company's weighted average leverage ratio for the trailing twelve months ended July 31, 2003 was 51%, representing steady and consistent improvement from the pro forma 58% leverage ratio for the trailing twelve months ended October 31, 2001 (the twelve months ended immediately prior to the Merger).

Market Capitalization

The market capitalization of the Company's 45,309,929 issued and outstanding limited voting common shares (61,020,996 common shares including convertible securities) was $339.8 million as at September 8, 2003 or $7.50 per share compared with the Company's book value of $10.96 per share[3] ($10.15 per share fully diluted) at July 31, 2003.

Outlook

The average grain production in Western Canada for the ten years ended July 31, 2002 (before the unprecedented 2002 drought) was 48 million tonnes per year with an average of about 32 million tonnes exported per year (or 67% of average production). The Company's total grain shipments for the nine months

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[3] *Book value per share is derived by dividing the shareholders' equity (excluding the equity portion of the convertible debentures) at the end of the period by the total number of limited voting common shares outstanding at the end of the period as if the preferred shares had been converted on a 1:1 basis. The fully diluted book value per share is derived by dividing the shareholders' equity (including both the debt and equity portions of the convertible debentures) at the end of the period by the total number of limited voting common shares outstanding at the end of the period as if the preferred shares, executive stock options and the convertible debentures had been fully converted.*

ended July 31, 2003 represents about 34.5% of total industry shipments reported by the CGC over the same period. On August 15, 2003, Benson-Quinn – GMS Inc. (a non-wholly owned subsidiary of Agricore United) estimated that 2003 grain production would be about 49 million tonnes (or 102% of average production). Statistics Canada released production estimates for 2003 of about 42 million tonnes (or 88% of average production) on August 22, 2003. Aside from production estimates, industry grain shipments are affected by the amount of production consumed in the domestic market and the degree to which production will be used to rebuild depleted grain stocks. The demand for export grain and the re-building of grain stocks may also be influenced favourably by the poor production conditions experienced in several parts of Europe, Eastern Europe and Asia in the current year. The Company's network of grain elevators, while geographically dispersed across the prairies, is more concentrated in the areas of Alberta and Manitoba less affected by the dry conditions experienced in the past few weeks. The above noted grain production estimates from the 2003 growing season would result in a significant increase in tonnes available for shipping by the industry and the Company in late 2003 and 2004.

Grain handlers, including the Company, are currently in discussions with the CWB concerning a new grain handling agreement for the crop year ending July 31, 2004. Among other changes, the CWB announced plans to reduce the percentage of CWB grain (wheat, durum, barley) tendered to grain handlers from 50% to 20% and increase the percentage of grain subject to a general railcar allocation formula from 50% to 80%. As reported by the CWB, the tendering process in place over the past three years has yielded tendering discounts from grain handlers and reduced costs to the CWB and increased the value returned to farmer producers through the CWB pool accounts (about $41 million in discounts from the industry as a whole in the 12 months ended July 31, 2002). With fewer tonnes being tendered, tendering discounts realized by the CWB may decline. However, individual grain handlers may also have less flexibility to increase their current share of CWB grain shipments due to the higher proportion of CWB grains shipped under the CWB administered general railcar allocation formula, which is based principally on historical market share.

On August 8, 2003, the United States, followed by Mexico, began to relax the temporary ban on imports of Canadian ruminants and ruminant products declared May 20, 2003 as a result of a single case of BSE being discovered in Alberta. The initial result of the export ban was an increase in beef cattle on feed. Although total head of beef cattle in Western Canada remains stable, the number of cattle on feed (and in particular in feedlots) has declined in recent months. Despite expectations of a further contraction in the number of beef cattle on feed over the coming weeks, the onset of colder months and an anticipated increase in production throughput at processing plants is expected to be followed by a recovery in the number of beef cattle on feed. However, the broader effect on overall farm incomes and any subsequent impact on producer purchasing power is uncertain. The manufacture of feed for beef cattle represents less than 20% of the Company's total feed business and therefore any significant downturn in this segment of the feed business in the short-term is not expected to have a significant impact on the Company's financial results. Apart from its investment in the Puratone Corporation, the 2nd largest swine producer in Manitoba, and some marketing services provided to swine producers, the Company is not directly involved in livestock production.

Fall sales of crop inputs (during the quarter ending October 31) were lower in 2001 due to the unusually dry fall (which limited fertilizer application) and even lower during 2002 due to higher precipitation and early snowfall which also limited fertilizer application. A return to normal weather conditions in the fall of 2003 may improve industry-wide sales of crop inputs with consequent increases in gross profit and EBITDA in the Company's fourth quarter for this year.

Certain statements in this report may constitute forward-looking statements. The results or events predicted in these statements may differ materially from actual results or events. These forward-looking statements can generally be identified by the use of statements that include phrases such as "believe", "expect", "anticipate", "intend", "plan", "likely", "will" or similar words or phrases. Similarly, statements that describe the Company's objectives, plans or goals are or may be forward-looking statements.

These forward-looking statements are based on the Company's current expectations and its projections about future events. However, whether actual results and developments will conform with the Company's expectations and projections is subject to a number of risks and uncertainties, including, among other things, the risks and uncertainties associated with poor weather, agricultural commodity prices, international trade and political uncertainty, competition, domestic regulation, environmental risks, utilization of farm inputs, labour disruptions, credit risk, foreign exchange risk and integration risks. For a more detailed discussion of these risks and their potential impact, see the Company's 2002 AIF and its MD&A included on pages 18 to 30 of its 2002 Annual Report. These are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of the Company's

forward-looking statements. Other known and unpredictable factors could also harm its results. Consequently, there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized that they will have the expected consequences to, or effects on, the Company. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Agricore United

Consolidated Balance Sheets

As at July 31 (in thousands) *(Unaudited)*	**2003**	2002	October 31, 2002
ASSETS			
Current Assets			
Cash & cash equivalents	**$ 64,774**	$ 57,287	$ 39,117
Accounts receivable (Note 5)	**230,028**	251,340	200,109
Inventories	**283,586**	319,880	469,172
Prepaid expenses	**20,791**	14,352	12,345
Future income taxes	**3,151**	41,132	14,247
	602,330	683,991	734,990
Property, Plant and Equipment	**704,292**	694,916	724,926
Other Assets	**57,909**	70,743	56,898
Goodwill (Note 11)	**22,054**	31,704	22,054
Intangible Assets (Note 11)	**16,566**	20,569	20,864
Future Income Taxes	**27,159**	8,526	24,242
	$ 1,430,310	$ 1,510,449	$ 1,583,974
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Bank and other loans	**$ 74,490**	$ 195,301	$ 388,722
Accounts payable and accrued expenses	**312,716**	357,167	344,836
Dividends payable	**-**	-	4,728
Current portion of long-term debt (Note 6)	**22,938**	62,463	30,614
	410,144	614,931	768,900
Long-term Debt (Note 6)	**368,475**	265,290	267,367
Debt Component of Convertible Debentures (Note 7)	**31,876**	-	-
Other Long-term Liabilities (Note 10)	**38,001**	41,833	40,361
Future Income Taxes	**-**	42,548	-
Shareholders' Equity			
Share capital (Note 8)	**460,486**	460,366	460,352
Equity component of convertible debentures (Note 7)	**73,340**	-	-
Contributed surplus (Note 8)	**642**	336	336
Retained earnings	**47,346**	85,145	46,658
	581,814	545,847	507,346
	$ 1,430,310	$ 1,510,449	$ 1,583,974

Consolidated Statements of Earnings and Retained Earnings

For the periods ended July 31 (in thousands, except per share amounts)	*Three Months*		*Nine Months*	
(Unaudited)	**2003**	2002	**2003**	2002
Sales and Revenue from Services (Note 4)	**$ 1,263,916**	$ 1,295,569	**$ 2,715,327**	$ 3,148,759
Gross profit and net revenue from services (Note 4)	**186,768**	186,262	**333,737**	365,879
Operating, general and administrative expenses	**(86,748)**	(93,625)	**(233,663)**	(264,680)
Earnings before the undernoted (Note 4)	**100,020**	92,637	**100,074**	101,199
Depreciation and amortization	**(17,964)**	(18,696)	**(54,313)**	(57,729)
	82,056	73,941	**45,761**	43,470
Gain (loss) on disposal of assets	**249**	(315)	**1,246**	14,681
Interest and securitization expenses	**(11,280)**	(9,965)	**(36,615)**	(33,661)
	71,025	63,661	**10,392**	24,490
Unusual items	**-**	(1,042)	**-**	(3,360)
Recovery of (provision for) income taxes				
On unusual items	**-**	437	**-**	1,411
On earnings before unusual items	**(26,174)**	(23,824)	**(7,253)**	(6,298)
Income for the period	**44,851**	39,232	**3,139**	16,243
Retained earnings, beginning of period	**3,430**	45,913	**46,658**	68,902
Increase in equity component of convertible debentures (Note 7)	**(935)**	-	**(2,451)**	-
Retained earnings, end of period	**$ 47,346**	$ 85,145	**$ 47,346**	$ 85,145
Basic earnings per share (Note 1)	**$ 0.96**	$ 0.86	**$ -**	$ 0.35
Diluted earnings per share (Note 1)	**$ 0.75**	$ 0.85	**$ -**	$ 0.35

Consolidated Statements of Cash Flows

For the periods ended July 31 (in thousands) *(Unaudited)*	Three Months 2003	Three Months 2002	Nine Months 2003	Nine Months 2002
CASH FLOWS FROM OPERATING ACTIVITIES:				
Income for the period	**$ 44,851**	$ 39,232	**$ 3,139**	$ 16,243
Adjustments for:				
Depreciation and amortization	**17,964**	18,696	**54,313**	57,729
Employee future benefits	**1,117**	4,313	**892**	3,058
Future income tax recovery & investment tax credits	**29,836**	22,924	**8,413**	11,932
Equity loss (earnings) from investments, net of dividends	**(86)**	91	**(134)**	616
Stock-based compensation	**-**	-	**306**	336
Convertible debenture interest	**993**	-	**2,626**	-
Loss (gain) on disposal of assets	**(249)**	315	**(1,246)**	(14,681)
Cash flow provided by operations	**94,426**	85,571	**68,309**	75,233
Changes in non-cash working capital	**128,152**	186,649	**114,315**	124,780
	222,578	272,220	**182,624**	200,013
CASH FLOWS FROM INVESTING ACTIVITIES:				
Business acquisitions	**-**	-	**-**	34,275
Realignment of ownership interest (Note 12)	**(8,229)**	-	**(8,229)**	-
Property, plant and equipment expenditures	**(5,118)**	(2,587)	**(20,202)**	(20,351)
Proceeds from asset disposals	**2,562**	19,893	**5,022**	37,481
Decrease (increase) in other assets	**1,493**	(8,770)	**392**	2,531
	(9,292)	8,536	**(23,017)**	53,936
CASH FLOWS FROM FINANCING ACTIVITIES:				
Decrease in bank and other loans	**(167,142)**	(252,205)	**(314,232)**	(200,160)
Proceeds from long-term debt	**-**	8	**109,000**	15,355
Long-term debt repayments	**(3,288)**	(10,012)	**(14,746)**	(55,450)
Proceeds from convertible debentures	**-**	-	**105,000**	-
Interest paid on convertible debentures	**(4,790)**	-	**(4,790)**	-
Deferred financing expenditures	**(26)**	(13,995)	**(8,299)**	(12,709)
Increase (decrease) in other liabilities	**(259)**	247	**(1,289)**	(603)
Share capital issued	**71**	191	**134**	64,531
Share issue costs	**-**	(26)	**-**	(7,626)
Dividends	**-**	-	**(4,728)**	-
	(175,434)	(275,792)	**(133,950)**	(196,662)
CHANGE IN CASH & CASH EQUIVALENTS	**37,852**	4,964	**25,657**	57,287
Cash & cash equivalents at beginning of period	**26,922**	52,323	**39,117**	-
CASH & CASH EQUIVALENTS AT END OF PERIOD	**$ 64,774**	$ 57,287	**$ 64,774**	$ 57,287

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION				
Cash payment of interest	**$ (10,241)**	$ (9,651)	**$ (33,457)**	$ (34,761)
Cash recovery (payment) of taxes	**$ 826**	$ (3,674)	**$ (4,511)**	$ (3,854)

SUPPLEMENTARY DISCLOSURE OF NON-CASH ITEMS				
Business acquisitions	**$ -**	$ -	**$ -**	$ 206,918
Share capital issued	**$ -**	$ -	**$ -**	$ 241,193

Notes to the Consolidated Financial Statements
(Unaudited)

1. Earnings Per Share

Nine months ended July 31		2003			2002	
(in thousands, except per share amounts - unaudited)	**Income (Loss)**	**Shares**	**Per Share**	Income	Shares	Per Share
Net earnings for the period	**$ 3,139**			$ 16,243		
Less:						
Preferred share dividend	**(829)**			(829)		
Interest on equity portion of convertible debentures	**(2,451)**			-		
Basic & diluted earnings per share	**$ (141)**	**45,295**	**$ -**	$ 15,414	43,800	$ 0.35

Three months ended July 31		2003			2002	
(in thousands, except per share amounts - unaudited)	**Income**	**Shares**	**Per Share**	Income	Shares	Per Share
Net earnings for the period	**$ 44,851**			$ 39,232		
Less:						
Preferred share dividend	**(276)**			(276)		
Interest on equity portion of convertible debentures	**(935)**			-		
Basic earnings per share	**$ 43,640**	**45,307**	**$ 0.96**	$ 38,956	45,278	$ 0.86
Add:						
Preferred share dividend	**276**	**1,105**		276	1,105	
Interest on convertible debentures (debt and equity portions)	**1,530**	**14,000**		-	-	
Executive stock options	**-**	**-**		-	-	
Diluted earnings per share	**45,446**	**60,412**	**$ 0.75**	39,232	46,383	$ 0.85

Basic earnings per share is derived by deducting annual dividends on preferred shares and interest on the equity portion of convertible debentures from earnings for the period and dividing this total by the weighted average of Limited Voting Common Shares outstanding for the period.

The effect of potentially dilutive securities (convertible unsecured subordinated debentures, preferred shares and executive stock options) were not included in the year-to-date calculation of diluted earnings per share in 2003 and 2002 as the result would be anti-dilutive. Executive stock options have been excluded from the calculation of both the year-to-date and quarterly diluted earnings per share as the exercise price exceeds the average trading value of the shares in the respective periods.

2. Accounting Principles

These interim unaudited consolidated financial statements are based on accounting principles consistent with those used and described in the annual financial statements except as described in Note 11 and Note 12. However, these financial statements do not include all of the information and disclosures required for annual financial statement presentation. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the fifteen months ended October 31, 2002.

3. Seasonal Nature of Business

Agricore United's earnings follow the seasonal activity pattern of prairie grain production. Activity peaks in the spring as new crops are sown and in the fall as mature crops are harvested. Crop Production Services' peak sales periods for its products (seed, crop nutrients and crop protection products) are May through July, corresponding with the start of the growing season, followed by increased levels of crop protection product sales in the late fall. Livestock Services sales tend to peak during the winter months as feed consumption increases. Sales patterns have a significant impact on the level of earnings and generally result in lower earnings throughout the early months of the fiscal year, with significant increases occurring in the third quarter ended July 31.

4. Segment Information

For the periods ended July 31 (in thousands) *(Unaudited)*	*Three Months* **2003**	2002	*Nine Months* **2003**	2002
SALES AND REVENUE FROM SERVICES				
Grain Handling	**$ 607,395**	$ 686,035	**$ 1,761,511**	$ 2,299,063
Crop Production Services	**599,671**	537,677	**766,026**	646,292
Livestock Services	**63,974**	66,759	**200,679**	196,446
Farm Business Communications	**1,598**	1,680	**9,452**	10,140
Financial Markets & Other Investments	**1,084**	3,418	**7,314**	11,763
Less: Intersegment Sales*	**(9,806)**	-	**(29,655)**	(14,945)
	$ 1,263,916	$ 1,295,569	**$ 2,715,327**	$ 3,148,759
GROSS PROFIT AND NET REVENUE FROM SERVICES				
Grain Handling	**$ 36,956**	$ 55,290	**$ 101,557**	$ 163,558
Crop Production Services	**137,268**	115,375	**185,135**	149,120
Livestock Services	**9,969**	10,617	**31,092**	32,055
Farm Business Communications	**1,491**	1,562	**8,639**	9,383
Financial Markets & Other Investments	**1,084**	3,418	**7,314**	11,763
	$ 186,768	$ 186,262	**$ 333,737**	$ 365,879
EBITDA				
Grain Handling	**$ 610**	$ 17,820	**$ 3,341**	$ 49,250
Crop Production Services	**104,596**	81,995	**105,348**	70,294
Livestock Services	**2,124**	2,382	**8,714**	8,681
Farm Business Communications	**(171)**	(152)	**1,834**	1,919
Financial Markets & Other Investments	**1,084**	2,657	**7,314**	8,776
Corporate	**(8,223)**	(12,065)	**(26,477)**	(37,721)
	$ 100,020	$ 92,637	**$ 100,074**	$ 101,199
EBIT				
Grain Handling	**$ (8,172)**	$ 8,334	**$ (23,329)**	$ 20,823
Crop Production Services	**98,552**	76,550	**87,221**	52,674
Livestock Services	**1,332**	1,517	**6,377**	6,254
Farm Business Communications	**(209)**	(198)	**1,715**	1,783
Financial Markets & Other Investments	**1,084**	2,146	**7,314**	6,716
Corporate	**(10,531)**	(14,408)	**(33,537)**	(44,780)
	$ 82,056	$ 73,941	**$ 45,761**	$ 43,470
*INTERSEGMENT SALES				
Grain Handling	**$ (9,766)**	$ -	**$ (29,514)**	$ (14,945)
Crop Production Services	**(40)**	-	**(141)**	-
	$ (9,806)	$ -	**$ (29,655)**	$ (14,945)

5. Securitization

Under a securitization agreement with an independent trust, the Company can sell up to $175 million of an undivided co-ownership interest in its right to receive reimbursements of amounts advanced to producers arising from the delivery of grains that are held in accordance with a grain handling contract between the Company and the Canadian Wheat Board ("CWB"). The Company receives proceeds equal to the fair value of the assets sold and retains rights to future cash flows arising from future performance of grain handling on behalf of the CWB after the investors in the trust have received the return for which they contracted. The co-owners have limited recourse to the Company's future grain handling receipts, and no recourse to the Company's other assets. The Company is responsible for fulfilling its obligations under the grain handling agreement entered into with the CWB and retains servicing responsibilities in respect of the CWB grain.

Under the terms of the grain handling contract, the Company is guaranteed a reimbursement of amounts advanced to the producers on behalf of the CWB upon deliveries of CWB grain. The Government of Canada secures this guarantee and therefore no credit losses are expected with respect to these assets. In addition, since the weighted average life of the receivable is only a matter of days, the discount factor is not expected to be a significant element in the computation of fair value. Consequently, the Company has determined that the fair value measurement of this asset to be the same as its carrying value and has concluded that any sensitivity analysis regarding key assumptions used in such valuation would not result in any significant change in valuation.

At July 31, 2003, grain held for the account of the CWB is reported net of securitized amounts of $121.1 million. The table below summarizes certain cash flows related to the transfer of receivables during the period that have been accounted for under the provisions of the Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 12:

As at July 31, 2003 (in thousands) *(Unaudited)*	
Proceeds from new securitizations	$ 101,000
Proceeds from collections reinvested	$ 20,143

6. Debt

On December 13, 2002, the Company obtained the following debt facilities secured by charges over all the assets of the Company and its material wholly owned subsidiaries and by specific charges over material fixed assets:

a) a $500 million secured credit facility with a syndicate of banks, consisting of:

   i) a $350 million revolving facility maturing February 28, 2004, at Bankers' Acceptance rates plus between 1% and 3% subject to the Company's fixed charge ratio. The new revolving facility replaced the Company's $250 million revolving credit facility and a $50 million revolving credit facility for XCAN Grain Ltd. (a wholly-owned subsidiary); and

   ii) a $150 million secured term facility at a fixed rate of 6.65%, repayable in quarterly instalments of $3 million between February 2003 and August 2004 and quarterly instalments of $5.75 million between November 2004 and August 2007 with the balance due on November 30, 2007. This new term facility was used to refinance the Company's existing non-revolving bank term debt of $150 million; and

b) a $109 million secured term facility with U.S. based John Hancock Life Insurance Company at a fixed rate of 9.67% and repayable in monthly instalments of $454,000 between February 2004 and January 2009 and $973,000 per month from February 2009 to January 2016. Proceeds of this facility were used to repay an outstanding $100 million temporary bridge facility.

7. Convertible Debentures

On November 27, 2002, the Company issued $105 million of 9% convertible unsecured subordinated debentures (the "Debentures") maturing November 30, 2007 with interest payable semi-annually on May 31 and November 30. The Debentures are convertible, at the option of the holder, at any time prior to the maturity date at a conversion price of $7.50 per share or 133.3333 Limited Voting Common Shares per $1,000 principal amount of Debentures. The Debentures may not be redeemed by the Company prior to December 1, 2005. On or after December 1, 2005 and prior to December 1, 2006, the Debentures may be redeemed by the Company, in whole or in part, on not more than 60 days' and not less than 30 days' prior notice, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest, provided that the volume weighted average trading price of the Limited Voting Common Shares on the

Toronto Stock Exchange for at least 20 trading days in any consecutive 30-day period ending on the fifth trading day prior to the date on which notice of redemption is given exceeds 125% of the conversion price. On or after December 1, 2006, the Debentures may be redeemed by the Company at any time at a redemption price equal to the principal amount thereof plus accrued and unpaid interest. The Company may, at its option and subject to regulatory approval, elect to satisfy its obligation to repay the principal amount of the Debentures which are to be redeemed or which have matured by issuing freely tradable Limited Voting Common Shares to the holders of the Debentures.

The Debentures are being accounted for in accordance with their substance and are presented in the financial statements in their component parts, measured at their respective fair values at the time of issue. The debt component has been calculated as the present value of the required interest payments discounted to non-convertible debt at the time the Debentures were issued. Interest expense is determined on the debt component, such component being reduced by the required semi-annual interest payments. The difference between the debt component and the face value of the Debentures is classified as equity. The equity component of the Debentures is increased over the term to the full face value by charges to retained earnings.

8. Share Capital

The issued and outstanding common shares with securities convertible into common shares are as follows:

As at July 31 *(Unaudited)*	**2003**	2002
Issued and outstanding Limited Voting Common Shares	**45,306,831**	45,278,229
Securities convertible into Limited Voting Common Shares:		
9% Convertible Unsecured Subordinated Debentures, maturing November 30, 2007, convertible at 133.3333 shares per $1,000 principal amount	**14,000,000**	-
Series "A" Convertible Preferred Shares, non-voting, $1 dividend per share, cumulative, convertible (1:1 basis), callable at $24	**1,105,154**	1,105,158
Stock Options	**605,913**	750,350
	61,017,898	47,133,737

As at July 31, 2003, the Company had reserved a further 429,720 shares (July 31, 2002 – 285,283 shares) available for granting under the Executive Stock Option Plan.

For the nine-months ended July 31, 2003, the Company recorded $306,000 in compensation expense and a related increase in Contributed Surplus regarding stock options vesting pursuant to the Executive Stock Option Plan. Options outstanding at July 31, 2003 have a range of exercise prices from $9.70 to $11.50 and a weighted average life of 7.16 years.

For the Nine Months ended July 31, 2003 *(Unaudited)*	**Number of Options**	**Weighted Average Exercise Price**
Outstanding at the beginning of the period	614,336	$ 10.15
Forfeited	(8,423)	9.70
Outstanding at end of period	605,913	$ 10.15
Exercisable at end of period	368,432	$ 10.43

9. Guarantees

Letters Of Credit – The Company has provided banking letters of credit to third parties for activities that are inherent to the nature of the agriculture industry. The terms range in duration and expire at various dates from September 2003 to August 2004. The amounts vary depending on underlying business activity or the specific agreements in place with the third parties. As at July 31, 2003, the outstanding banking letters of credit were $66.7 million.

Indemnification Of Accounts Receivable – Under the terms of an agreement with a financial institution (as described in note 4 of the October 31, 2002 annual consolidated financial statements), the Company agreed to indemnify the financial institution for a portion of future losses incurred on an accounts receivable portfolio to a maximum limit of 5% of outstanding credit. No indemnity has been paid, however, an amount of $1.9 million has been accrued at July 31, 2003 based on the provision for losses determined under the terms of the agreement.

Loan Guarantees – The Company is contingently liable under several guarantees given to third-party lenders who have provided long-term financing to certain independent hog producers. As at July 31, 2003, the current outstanding balance of these guarantees is $4.3 million (maximum exposure of $4.9 million). These guarantees reduce as the underlying loans are repaid and expire between 2006 and 2014.

Director And Officer Indemnification – The Corporation indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Corporation to the extent permitted by law. The Corporation has acquired and maintains liability insurance for its directors and officers as well as those of certain affiliated companies.

Other Indemnification Provisions – From time to time, the Company enters into agreements in the normal course of operations and in connection with business or asset acquisitions or dispositions. By their nature, these agreements may provide for indemnification of counterparties. The varying nature of these indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could incur. Historically, the Company has not made any significant payments in connection with these indemnification provisions.

10. Employee Future Benefits

a) The Company maintains a benefit plan, including life, extended health and dental coverage, for its retirees. In December 2002, the Company altered the plan composition for employees retiring after January 1, 2004. As a result of this change, a curtailment gain of $1.3 million was recorded against benefit expense during the first quarter.

b) The Company maintains several defined benefit and defined contribution pension plans for substantially all of its employees. The Company intends to file a notice with the Superintendent of Financial Institutions to harmonize the employee pension arrangements of three of its pension plans and merge the plan funds effective June 30, 2003. The harmonization of the plans and merger of the funds is subject to regulatory approval. The Company does not expect the approval process to be completed before the end of the fiscal year. The pension benefits accrued to the members prior to the effective date are fully protected, will be fully preserved and are not affected by the harmonization. Management believes that there will be no adverse impact on the financial position of the Company as a result of the harmonization of the plans and merger of the funds.

11. Accounting Policy Changes

Goodwill and Other Intangible Assets

Effective November 1, 2002, the Company adopted the new CICA recommendations with respect to goodwill and other intangible assets. The new standard no longer permits the amortization of goodwill and indefinite intangible assets but requires a fair value impairment test to be performed annually. The impact of no longer

recording this amortization does not have a material impact on the financial statements. The Company has evaluated each of its goodwill and indefinite life intangible asset balances (which have been allocated to a reporting unit) and has found no impairment.

As at July 31, 2003 (in thousands) *(Unaudited)*	Goodwill	Intangible Assets
Grain Handling	$ 4,926	$ 6,562
Crop Production Services	17,128	10,004
	$ 22,054	$ 16,566

12. Principles of Consolidation

In Note 2 to its annual consolidated financial statements for the fifteen months ended October 31, 2002, the Company reported that its interest in its joint venture, Western Co-operative Fertilizers Limited ("Westco"), was recognized using the proportionate consolidation method at a rate of 66.67%, representing the Company's ownership interest in Westco's Co-op shares and Class A, C and D common shares. Effective July 1, 2003, the Company entered into a binding letter of intent with Westco's other venturer whereby the parties agreed, among other matters, to realign their respective interests based on each party's historical volume of business with Westco, which in the Company's case was 57%. No consideration was exchanged between the venturers related to the realignment of ownership interests however, the adjustment to the Company's proportionate share of Westco's assets and liabilities included an $8.2 million reduction in the Company's entitlement to undistributed cash of Westco as at July 1, 2003. Since the factors governing joint control by the venturers remain unchanged, the Company continues to account for its interest in Westco as a joint venture using the proportionate consolidation method.

13. Subsequent Event

On August 19, 2003, the Company announced that it had entered into a letter of intent to sell its Farm Business Communications division's assets and liabilities. The transaction is expected to close on or before September 30, 2003 subject to satisfaction of various pre-closing conditions.

14. Comparative Amounts

Certain comparative amounts have been reclassified to conform to current year presentation.

Agricore United

Shareholder Information

For the periods ended July 31	*Three Months*		*Nine Months*	
Trading Activity *(on Toronto Stock Exchange)*	**2003**	2002	**2003**	2002
Limited Voting Common Shares *(Symbol: AU)*				
High	**$ 8.25**	$ 10.00	**$ 8.25**	$ 12.05
Low	**$ 5.25**	$ 7.01	**$ 3.60**	$ 7.01
Volume	**4,684,777**	1,987,335	**9,949,742**	9,208,579
Preferred shares *(Symbol: AU.PR.A)*				
High	**$ 14.90**	$ 14.00	**$ 14.90**	$ 14.75
Low	**$ 12.80**	$ 13.15	**$ 12.50**	$ 12.75
Volume	**14,486**	24,427	**40,327**	156,519
Convertible Debentures *(Symbol: AU.DB)*				
High (per $100 principal)	**$ 132.80**	na	**$ 132.80**	na
Low (per $100 principal)	**$ 101.10**	na	**$ 92.00**	na
Volume	**$ 32,622,000**	na	**$ 57,432,000**	na

As at July 31, 2003 *(Unaudited)*		
Book value per share	**$ 10.96**	$ 11.77
Fully diluted book value per share	**$ 10.15**	$ 11.75

Book value per share is derived by dividing the shareholders' equity (excluding the equity portion of the convertible debentures) at the end of the period by the total number of limited voting common shares outstanding at the end of the period as if the preferred shares had been converted on a 1:1 basis. The fully diluted book value per share is derived by dividing the shareholders' equity (including both the debt and equity portions of the convertible debentures and the value of executive stock options) at the end of the period by the total number of limited voting common shares outstanding at the end of the period as if the preferred shares, executive stock options and the convertible debentures had been fully converted.

Operating Highlights

For the periods ended July 31	*Three Months*		*Nine Months*	
	2003	2002	**2003**	2002
Grain Shipments - country elevators *(thousand tonnes)*	**1,639**	2,059	**4,650**	7,085
Terminal Handle *(thousand tonnes)*	**1,133**	1,537	**2,139**	4,216
Livestock Services Sales *(thousand tonnes)*	**192**	225	**632**	687

Agricore United

SEC FILE NO. 82-34725

THIRD QUARTER
REPORT FOR THE NINE MONTHS ENDED JULY 31, 2003

Q3 Highlights

- **Improved Leverage Ratio –** The Company's total net debt at July 31, 2003 (excluding the convertible debenture) was $401 million compared with $466 million at July 31, 2002. The Company reduced its financial leverage ratio (total net debt to net tangible assets) from 47% at July 31, 2002 to 42% at July 31, 2003.

- **Improved Liquidity** – The Company's current ratio increased to 1.47 to 1 at July 31, 2003 from 1.11 to 1 at July 31, 2002 and 1.16 to 1 at April 30, 2003. The Company's available uncommitted short-term credit increased to $227.5 million at July 31, 2003 compared to $67.8 million at July 31, 2002.

- **Increased Crop Input Sales and Gross Profit –** Crop input sales & revenue from services increased $62 million (or 12%) in the quarter compared to last year for a cumulative year-to-date increase of $119.7 million (or 19%) over the same nine month period in the prior year. Gross profit increased $21.9 million (or 19%) in the quarter and $36 million (or 24%) for the nine months ended July 31, 2003 compared to the same periods in the prior year.

- **2002 Drought Continued to Impact Grain Handling Profitability** – Grain Handling EBITDA[1] for the nine months ended July 31, 2003 declined $45.9 million due to lower industry-wide grain shipments following the 2002 drought. Lower operating, general and administrative expenses of $16.1 million for the nine months ended July 31, 2003 more than offset any gross profit reduction due to lower margins and changes in market share.

- **Continued Expense Reductions –** Annualized cost reductions since November 1, 2001 have resulted in lower cash expenses of $104 million (operating, general & administration, interest and securitization expenses) and $124.1 million in total cost reductions (including depreciation & amortization).

- **Improved EBIT**[1] – EBIT for the quarter ended July 31, 2003 of $82.1 million and the nine months ended July 31, 2003 of $45.8 million was $8.1 million and $2.3 million higher than the same respective periods in the prior year despite significant reductions in industry-wide grain shipments.

- **Net Earnings "in the Black" –** Despite the unprecedented impact of the 2002 drought on 2003 grain shipments and profitability, earnings of $44.9 million or $0.96 per share ($0.75 per share fully diluted) for the quarter ended July 31, 2003 compared with earnings of $39.2 million or $0.86 per share ($0.85 per share fully diluted), for the quarter ended July 31, 2002. Earnings of $3.1 million for the nine months ended July 31, 2003 compared to earnings of $16.2 million or $0.35 per share for the prior year.

- **Stable Cash Flow –** Cash flow provided by operations of $94.4 million (or $2.08 per share) for the quarter and $68.3 million (or $1.49 per share) for the nine months ended July 31, 2003 was $8.9 million better than the previous year's quarter of $85.6 million (or $1.88 per share) and $6.9 million worse than

[1] *EBITDA and EBIT - Earnings before interest & securitization expenses, taxes, depreciation and amortization, gains or losses on asset disposals and unusual items ("EBITDA") and earnings before gains or losses on asset disposals, interest & securitization expenses, taxes and unusual items ("EBIT") are provided to assist investors in determining the ability of the Company to generate cash from operations to cover financial charges before income and expense items from investing activities, income taxes and items not considered to be in the ordinary course of business. Reconciliations of such measures and net income (loss) are provided in the Consolidated Statements of Earnings and Retained Earnings and Note 4 to the Consolidated Financial Statements below. The items are excluded in the determination of such measures as they are non-cash in nature, income taxes, financing charges or are otherwise not considered to be in the ordinary course of business. Such measures should not be considered in isolation of or as a substitute for (i) net income or loss, as an indicator of the Company's operating performance or (ii) cash flows from operating, investing and financing activities, as a measure of the Company's liquidity. EBITDA and EBIT do not have any standardized meanings prescribed by Canadian generally accepted accounting principles ("GAAP") and are therefore unlikely to be comparable to similar measures presented by other companies.*

the cash flow from operations of $75.2 million (or $1.70 per share) for the same nine month period ended in 2002.

Consolidated Financial Results

Crop Production Services

The sale of crop nutrients, crop protection products and seed increased $109.1 million (or 18%) to $738.4 million for the nine months ended July 31, 2003. Tonnes of crop nutrients sold increased modestly over the prior year but sales values increased primarily as a result of underlying price increases caused by the higher cost of natural gas, a primary component in the manufacture of fertilizer. A $30 million increase in sales of crop protection product in the quarter ended July 31, 2003 almost fully recovered a $36 million sales decline in the same quarter last year as a result of the 2002 drought. Revenues from services for the nine months ended July 31, 2003 increased $10.6 million to $27.6 million largely due to increased revenues from seed treatment, seed processing and agronomic services.

Gross profit & revenue from services for the nine months ended July 31, 2003 increased $36 million (or 24%) to $185.1 million compared to the same period last year, with the majority of the profit realized in the quarter ended July 31, 2003. Average margins of 23% for the quarter and 24.2% for the nine months ended July 31, 2003 represent an increase of 1.4% and 1.1% over the same quarter and nine month period last year respectively, primarily due to higher margins on crop nutrients.

CPS operating, general & administrative ("OG&A") expenses of $32.7 million for the three months ended July 31, 2003 were $708,000 lower than the same quarter last year despite significant increases in sales activity in the current period. For the nine months ended July 31, 2003, OG&A expenses of $79.8 million were only $961,000 higher than the same nine month period last year. Therefore, substantially all of the increase in gross profit of $36 million is reflected in the $35.1 million increase in EBITDA for the nine months ended July 31, 2003.

Grain Handling

Industry shipments of the major grains reported by the Canadian Grain Commission ("CGC") declined by 29% for the nine months ended July 31, 2003 compared to the same period last year as a continuing consequence of the unprecedented 2002 drought's impact on reduced grain production last year. Industry shipping for the current year-to-date is 46% lower than the nine months ended July 31, 2001, a period prior to either the 2001 and 2002 droughts. Compared to 2002, Company shipments declined by 34% over the nine months year-to-date (Company shipments were 20% lower for the quarter compared to a 14% decline for the industry as a whole) primarily due to lower shipments of Canadian Wheat Board ("CWB") wheat, durum and barley for the most recent quarter ended July 31, 2003. CWB grains represent about 60% of the Company's total grain movement on average.

The Company handled 1.1 million tonnes of grain at its port terminals for the quarter ended July 31, 2003 or 400,000 tonnes less than the same quarter last year and 2.1 million tonnes of grain for the nine months ended July 31, 2003 or 2.1 million tonnes less than the same nine month period last year. Port terminal handling declines were more significant earlier in the year due to lower shipping arising from the 2002 drought as well as the closure of all Vancouver port grain terminal operations from August 26 to December 16, 2002 – the result of a labour dispute.

Grain Handling gross profit & revenue from services declined by $18 million to $37 million for the quarter and declined by $62 million to $102 million for the nine months ended July 31, 2003 compared to the same respective periods last year. About $48 million (or 78%) of the year-to-date decline in gross profit is consistent with the industry-wide reductions in grain shipments due to the 2002 drought. The average grain margin per tonne for the quarter ended July 31, 2003 of $22.55 (compared with $26.85 per tonne in 2002) improved the average margin per tonne for the nine months year-to-date to $21.84, but this was still less than the $23.09 per tonne earned in the same nine months of 2002. The higher margin per tonne last year was the result of earnings from grain volume insurance as well as the timing of grain weighover audits at port terminals last year which have not yet been conducted in the current year. Evaluated over a longer cycle,

the Company's average grain margin for the trailing twelve months ended July 31, 2003 was $23.05 – $0.63 higher than the twelve months ended July 31, 2002.

Under the grain handling agreement that expired July 31, 2003, the CWB was required to tender a minimum of 50% of its movement of CWB grains with grain handlers which would have lowered its total cost of grain and ultimately returned increased value to producers through the CWB pool accounts. The Company's cost of tendering for the nine months ended July 31, 2003 was $7.9 million or an average of $1.70 per tonne (compared to $1.08 per tonne for the same period last year). At the same time, the tendering process encouraged more sophisticated logistics management, including the effective and efficient use of 50 and 100 car-spot high throughput country grain elevators, which consequently mitigated these tendering costs and enabled the Company to sustain the average margins per tonne noted above.

Grain Handling OG&A expenses for the quarter ended July 31, 2003 were $1.1 million lower than the same quarter last year despite an increase in expenses in the current quarter associated with a return to normal operating activity at the Company's port terminals. The closure of all Vancouver grain terminal operations from August to December 2002 resulted in some temporary cost reductions. Grain Handling OG&A expenses declined $16.1 million year-to-date compared to the nine months ended July 31, 2002. The overall reduction in OG&A expenses more than offset the reduction in gross profit due to margin erosion and recent changes in market share. Therefore, EBITDA declined $45.9 million to $3.3 million for the nine months ended July 31, 2003 compared to the same nine months of the prior year – the result of the industry-wide impact of the 2002 drought on the volume of grain shipped in the current year.

Livestock Services

Livestock Services gross profit and revenue from services for the nine months ended July 31, 2003 declined by $963,000 compared to the same period last year, representing a $2 million reduction in gross profit from feed, offset by increased profitability from other livestock sales and services of $1.1 million. The decline in feed profits reflects lower feed tonnes sold but at slightly higher average margins per tonne of $45.32 for the nine months ended July 31, 2003 compared to $44.65 per tonne for the same nine months in the prior year. The decline in feed tonnes sold began early in the fiscal year with the liquidation of feedlot herds following the 2002 drought. So far, it has been less impacted by other factors, particularly the consequences of the single case of bovine spongiform encephalopathy ("BSE") discovered in Alberta.

EBITDA for the quarter ended July 31, 2003 of $2.1 million were $258,000 lower than the $2.4 million reported for the same quarter last year. The Company reduced Livestock Services OG&A expenses by $996,000 for the year-to-date which resulted in EBITDA for the nine months ended July 31, 2003 of $8.7 million, consistent with the same period last year. Modestly lower depreciation and amortization expenses for the quarter and year-to-date compared to the prior year contributed to EBIT of $1.3 million for the quarter and $6.4 million for the nine months ended July 31, 2003.

Farm Business Communications

Farm Business Communications gross profit and net revenue from services declined $744,000 over the nine months ended July 31, 2003, most of the decline occurring in the prior quarter due to reduced display advertising revenue offset by increases in classified revenue. Farm Business Communications OG&A expenses were reduced by $659,000 for the nine months ended July 31, 2003 compared to the same period last year in part as a result of lower production costs. Marginally lower depreciation and amortization compared to the prior year resulted in an EBIT loss of $209,000 for the quarter and EBIT of $1.7 million for the nine months ended July 31, 2003.

On August 19, 2003, the Company announced that it had entered into a letter of intent to sell its Farm Business Communications division's assets and related liabilities subject to satisfaction of various pre-closing conditions and with a closing expected to occur on or before September 30, 2003. The impact of the transaction on earnings per share will depend on a number of factors, particularly the redeployment of proceeds, but is not expected to be more than fractionally dilutive.

Financial Markets & Other Investments

The Company offers "white label banking" to its Crop Production Services ("CPS") customers via Agricore United Financial ("AU Financial"). Under AU Financial, a Canadian chartered bank provides trade credit financing directly to the farmer for Crop Production Services ("CPS") sales while the Company maintains the client relationship and receives an agency fee for performing "front-end" credit review and management services. AU Financial provides the farmer customer increased flexibility on credit repayment terms at reasonable interest rates for unsecured trade credit. During the fiscal year-to-date, the approved credit offered under this program increased to over $1 billion with customer usage increasing to $352 million at July 31, 2003 or $66 million higher than at July 31, 2002. To facilitate the customer and credit relationship, AU Financial automated its credit approval process in the current year, reducing the average days to process a credit application by 74%. As a further enhancement of this automation process, more than one-half of AU Financial's 28,000 credit files were pre-approved for credit in the current year.

Gross profit and revenue from services declined $4.5 million for the nine months ended July 31, 2003 compared to the same period last year. AU Financial was expanded in February 2002, resulting in increased gross profits and revenue from services of $1.9 million (see "Crop Production Services" above) complemented by improved earnings from other equity investments and revenues from services of $400,000. Nevertheless, the disposition of the Company's investment in CanAmera Foods in May 2002 resulted in a $6.7 million reduction in gross profit.

The disposition of CanAmera Foods also eliminated $3 million in OG&A expenses, limiting the reduction in EBITDA of Financial Markets and Other Investments to $1.5 million. The disposition of CanAmera Foods further reduced depreciation and amortization by $2.1 million, increasing the EBIT of Financial Markets and Other Investments by $600,000 for the nine months ended July 31, 2003 compared to the prior year.

Corporate Expenses

The Company reduced its Corporate OG&A expenses by $11.2 million (30%) for the nine months ended July 31, 2003 and $3.8 million (32%) for the quarter then ended compared to the same periods in the prior year. In addition to ongoing savings from the consolidation of the Company's two heritage technology platforms in August 2002, the Company reduced year-to-date payroll expenses by $2.9 million. Depreciation and amortization costs were consistent with the prior year, resulting in total corporate expenses of $33.5 million for the nine months ended July 31, 2003, compared to $44.8 million in the same period in 2002.

Synergies, Rationalization Savings & General Cost Containment

The Company's prospectus dated December 11, 2001 projected sustainable annual cost savings arising from the November 1, 2001 merger (the "Merger") of Agricore Cooperative Ltd. ("Agricore") and United Grain Growers Limited ("UGG") of $47 million by July 31, 2004 relative to pro forma[2] expenses for the pre-Merger period. In its quarterly report dated December 11, 2002 for the first twelve months (ended October 31, 2002) following the Merger, the Company reported a decline in OG&A expenses of $67.5 million and total cash expense reductions (including interest expense) of $76 million. After depreciation and amortization, total costs declined $92.6 million for the 12 months ended October 31, 2002.

The annualized effect of these cost reductions arising from Merger synergies, rationalization savings and ongoing cost containment for the period ended July 31, 2003 was $98.5 million in OG&A expenses, $104 million including interest and securitization expenses and $124.1 million in total costs (including depreciation & amortization).

[2] *Pro forma financial information is provided to assist investors in comparing results between periods after giving effect to the Merger. In particular, results for UGG from comparable periods in fiscal 2001 have been adjusted to give effect to the Merger as if it had occurred on August 1, 2000 and, accordingly reflect operating results of Agricore in the current periods as if it had been owned for the same number of days in the comparable prior periods. Pro forma financial information is not intended to reflect the results of operations which would have actually resulted had the Merger occurred on August 1, 2000. Pro forma financial information does not have a standardized meaning prescribed by Canadian GAAP and the information provided is therefore unlikely to be comparable to similar measures presented by other companies.*

As at July 31, 2003, the Company employed 260 fewer staff (a reduction of 9%) relative to the 12 months ended October 31, 2002 and 870 fewer staff (a reduction of 24%) compared to the 12-month period ended October 31, 2001, immediately preceding the Merger (based on a weighted average of equivalent full-time employees).

Gross Profit & Net Revenue from Services, EBITDA and EBIT

Gross profit and revenue from services of $334 million for the nine months ended July 31, 2003 declined $32 million over the prior year due almost exclusively to the effect of the 2002 drought's impact on industry-wide grain handling volumes, offset by increased profitability from CPS sales following a return to a more normal crop input sales season.

EBIT for the quarter of $82 million was $8.1 million higher than the same quarter ended July 31, 2002. Notwithstanding the significant reduction in grain handling gross profit due to the lingering effects of lower 2002 grain production on 2003 grain shipments, EBITDA of $100 million for the nine months ended July 31, 2003 was only marginally lower than EBITDA of $101 million for the same period last year. In addition to the increased profitability of CPS, the Company reduced operating, general and administrative expenses by $31 million compared to the same nine month period last year. Depreciation and amortization expenses were $3.4 million lower for the year-to-date ended July 31, 2003 compared to the same period last year. Therefore, EBIT of $45.8 million for the nine months ended July 31, 2003 was $2.3 million higher than EBIT for the same period last year.

Gain on Disposal of Assets

There were no significant gains or losses on disposal of assets for the quarter ended July 31, 2003 or the same quarter last year. The gain on disposal of assets for the nine months ended July 31, 2003 of $1.2 million primarily represents an excess of insurance proceeds over the net book value of a country grain elevator destroyed by fire. The gain on disposal of assets of $14.7 million for the same period last year included the sale of surplus land by a subsidiary (Western Co-operative Fertilizers Limited), a $2.8 million gain on the sale of the Company's Unipork Genetics business and net insurance proceeds from a country grain elevator destroyed by fire.

Interest Expense

Compared to last year, interest and securitization expenses increased $2.9 million to $36.6 million for the nine months ended July 31, 2003. The increase of $1.3 million for the latest quarter ended July 31, 2003 compared to 2002 reflects a reduction of about $88 million in average borrowings, offset by a 2% increase in the Company's average borrowing cost. The average prime rate of 4.96% for the quarter ended July 31, 2003 increased 76 basis points from 4.20% for the same quarter in 2002.

Income Taxes

The Company's effective tax recovery rate for the quarter ended July 31, 2003 was 36% (excluding Large Corporation Capital Tax or "LCCT") which is consistent with the effective tax recovery rate for the same quarter last year. The weighted average tax rate (excluding LCCT) for the nine months ended July 31, 2003 was higher than the same period last year as a result of a higher proportion of income from profitable subsidiaries subject to higher tax rates.

As at July 31, 2003, the Company had tax loss carry-forwards of over $200 million, expiring between October 2008 and 2010 and which are available to reduce cash income taxes otherwise payable in future years.

Net Earnings for the Period

Pre-tax earnings before unusual items of $71 million for the quarter ended July 31, 2003 were $7.4 million higher than the same quarter last year. Excluding the impact of non-recurring gains on asset disposals, pre-tax earnings of $9.2 million for the nine months ended July 31, 2003 were only $663,000 lower than the same period last year.

Net earnings of $44.9 million (or $0.96 per share) for the quarter and $3.1 million for the nine months ended July 31, 2003 were $5.6 million better than the previous year's quarterly net earnings of $39.2 million ($0.86 per share) and $13.1 million lower than the net earnings of $16.2 million ($0.35 per share) for the same nine month period ended in 2002.

Liquidity and Capital Resources

Short-term Debt

Member and staff loans at July 31, 2003 were $25.3 million compared with $31 million at October 31, 2002 and $33.7 million at July 31, 2002. Following the Merger on November 1, 2001 and prior to the recent receipt of regulatory approval to accept new deposits, Member and Staff Loans decreased steadily due to maturities and normal course redemptions, although the pace of redemption has slowed in the most recent quarter.

The Company had $49.2 million in short-term bank debt outstanding at July 31, 2003, a decrease of $112.4 million from the same date last year. The Company increased its available uncommitted short-term credit to $227.5 million at July 31, 2003, despite issuing additional letters of credit in support of the Company's grain volume insurance program and to satisfy the security requirements of the Winnipeg Commodity Exchange and the Canadian Grain Commission.

The decrease in short-term borrowings (net of cash) of $167.1 million since April 30, 2003, reflects cash flow from operations in the quarter of $94.4 million, reduced working capital of $90.4 million, capital expenditures and investments net of proceeds on disposal of $9.3 million, long-term debt repayments of $3.3 million and interest paid on convertible debentures of $4.8 million.

Cash Flow Provided by Operations

Cash flow provided by operations of $94.4 million (or $2.08 per share) for the quarter and $68.3 million (or $1.49 per share) for the nine months ended July 31, 2003 was $8.9 million better than the previous year's quarter of $85.6 million (or $1.88 per share) and $6.9 million worse than the cash flow from operations of $75.2 million (or $1.70 per share) for the same nine month period ended in 2002.

Cash flow provided by operations for the quarter increased over cash flow from operations for the same quarter last year, largely due to increases in the quarter's pre-tax earnings. Although the reduction in fiscal EBITDA was only $1.1 million, cash flow from operations for the nine months ended July 31, 2003 decreased due to a $4.5 million reduction in cash tax recoveries in fiscal 2003 and lower net cash distributions from equity investments.

Working Capital

The Company's current ratio at July 31, 2003 increased to 1.47 to 1 from 1.11 to 1 at July 31, 2002 and 1.16 to 1 at April 30, 2003. This significantly improved liquidity during the quarter was derived primarily from financing the Company's sale of crop input inventories, during the recent peak sales season, with external credit provided to customers through AU Financial. Working capital of $192 million at July 31, 2003 increased $123 million over the $69 million of working capital at July 31, 2002. Bank and other loans and the current portion of long-term debt were reduced by $160 million, primarily the result of a $103 million increase in long-term debt and the issue of $105 million in convertible debentures, offset by capital spending of $26 million and other investing and financing expenditures of $21 million (including $4.7 million in dividends). Accounts receivable declined by $21 million from July 31, 2002 to July 31, 2003 due to increased usage of AU Financial by farmer customers. The $36.3 million year-over-year decline in inventories to July 31, 2003 includes a $28.1 million reduction in crop protection inventory (due to improved sales in the current quarter), a $31.6 million reduction in non-CWB grain inventories due to reduced stocks in store and available for shipment and a $1.1 million reduction in other merchandise, offset by increased crop nutrient inventories of $21.8 million (arising from a special advance purchase program for fall sales) and increased seed inventories of $2.7 million. Payables, however, declined by $44.5 million while prepaid expenses increased by $6.4 million.

Non-cash working capital decreased by $114.3 million from October 31, 2002. This change reflects seasonal reductions in inventory of $183.9 million (following the peak crop inputs sales season just completed) and the shipment of higher value grain inventory which has been replaced by lower receipts (due to the lower production following the 2002 drought) at lower commodity prices, offset by $31.4 million in settlement of trade payables (as trade credit financing crop inputs purchases are paid), increased receivables of $29.7 million (primarily due to increased subsidiary receivables) and $8.5 million of increased prepaid expenses.

Capital Expenditures and Acquisitions

Capital expenditures of $20.2 million for the nine months ended July 31, 2003 were funded by cash flow from operations and were comparable to expenditures for the same period last year of $20.4 million. Apart from sustaining capital expenditures, individually large capital outlays in the current year include $6.2 million related to the construction of a replacement feedmill in Edmonton, Alberta (which is expected to be completed by February 2004) and $5.2 million for the replacement of the air filtration system at one of the Thunder Bay port terminals.

Pension Plan Surplus

On June 30, 2003, employees who were actively participating in one of the Company's remaining defined benefit pension plans became members of the Company's defined contribution pension plan. Unionized terminal employees continue to participate in their respective defined benefit plans. At June 30, 2003, the market value of the aggregate plan assets of the Company's various defined benefit pension plans exceeded the aggregate accrued benefit obligation. The Company reported a deferred pension asset of $15 million in Other Assets at July 31, 2003.

Leverage

The Company's total funded debt (excluding the convertible debenture), net of cash, declined to $401 million at July 31, 2003 from $465 million at July 31, 2002. The Company's leverage ratio (total net debt to net tangible assets) declined to 42% at July 31, 2003 from 47% at July 31, 2002.

The Company's leverage ratio fluctuates materially from month to month due to underlying seasonal variations in working capital, reflecting purchases of grain in the fall and crop inputs inventory through the winter and early spring, all of which cannot be accomplished entirely with trade credit. However, the Company's weighted average leverage ratio for the trailing twelve months ended July 31, 2003 was 51%, representing steady and consistent improvement from the pro forma 58% leverage ratio for the trailing twelve months ended October 31, 2001 (the twelve months ended immediately prior to the Merger).

Market Capitalization

The market capitalization of the Company's 45,309,929 issued and outstanding limited voting common shares (61,020,996 common shares including convertible securities) was $339.8 million as at September 8, 2003 or $7.50 per share compared with the Company's book value of $10.96 per share[3] ($10.15 per share fully diluted) at July 31, 2003.

Outlook

The average grain production in Western Canada for the ten years ended July 31, 2002 (before the unprecedented 2002 drought) was 48 million tonnes per year with an average of about 32 million tonnes exported per year (or 67% of average production). The Company's total grain shipments for the nine months

[3] *Book value per share is derived by dividing the shareholders' equity (excluding the equity portion of the convertible debentures) at the end of the period by the total number of limited voting common shares outstanding at the end of the period as if the preferred shares had been converted on a 1:1 basis. The fully diluted book value per share is derived by dividing the shareholders' equity (including both the debt and equity portions of the convertible debentures) at the end of the period by the total number of limited voting common shares outstanding at the end of the period as if the preferred shares, executive stock options and the convertible debentures had been fully converted.*

ended July 31, 2003 represents about 34.5% of total industry shipments reported by the CGC over the same period. On August 15, 2003, Benson-Quinn – GMS Inc. (a non-wholly owned subsidiary of Agricore United) estimated that 2003 grain production would be about 49 million tonnes (or 102% of average production). Statistics Canada released production estimates for 2003 of about 42 million tonnes (or 88% of average production) on August 22, 2003. Aside from production estimates, industry grain shipments are affected by the amount of production consumed in the domestic market and the degree to which production will be used to rebuild depleted grain stocks. The demand for export grain and the re-building of grain stocks may also be influenced favourably by the poor production conditions experienced in several parts of Europe, Eastern Europe and Asia in the current year. The Company's network of grain elevators, while geographically dispersed across the prairies, is more concentrated in the areas of Alberta and Manitoba less affected by the dry conditions experienced in the past few weeks. The above noted grain production estimates from the 2003 growing season would result in a significant increase in tonnes available for shipping by the industry and the Company in late 2003 and 2004.

Grain handlers, including the Company, are currently in discussions with the CWB concerning a new grain handling agreement for the crop year ending July 31, 2004. Among other changes, the CWB announced plans to reduce the percentage of CWB grain (wheat, durum, barley) tendered to grain handlers from 50% to 20% and increase the percentage of grain subject to a general railcar allocation formula from 50% to 80%. As reported by the CWB, the tendering process in place over the past three years has yielded tendering discounts from grain handlers and reduced costs to the CWB and increased the value returned to farmer producers through the CWB pool accounts (about $41 million in discounts from the industry as a whole in the 12 months ended July 31, 2002). With fewer tonnes being tendered, tendering discounts realized by the CWB may decline. However, individual grain handlers may also have less flexibility to increase their current share of CWB grain shipments due to the higher proportion of CWB grains shipped under the CWB administered general railcar allocation formula, which is based principally on historical market share.

On August 8, 2003, the United States, followed by Mexico, began to relax the temporary ban on imports of Canadian ruminants and ruminant products declared May 20, 2003 as a result of a single case of BSE being discovered in Alberta. The initial result of the export ban was an increase in beef cattle on feed. Although total head of beef cattle in Western Canada remains stable, the number of cattle on feed (and in particular in feedlots) has declined in recent months. Despite expectations of a further contraction in the number of beef cattle on feed over the coming weeks, the onset of colder months and an anticipated increase in production throughput at processing plants is expected to be followed by a recovery in the number of beef cattle on feed. However, the broader effect on overall farm incomes and any subsequent impact on producer purchasing power is uncertain. The manufacture of feed for beef cattle represents less than 20% of the Company's total feed business and therefore any significant downturn in this segment of the feed business in the short-term is not expected to have a significant impact on the Company's financial results. Apart from its investment in the Puratone Corporation, the 2nd largest swine producer in Manitoba, and some marketing services provided to swine producers, the Company is not directly involved in livestock production.

Fall sales of crop inputs (during the quarter ending October 31) were lower in 2001 due to the unusually dry fall (which limited fertilizer application) and even lower during 2002 due to higher precipitation and early snowfall which also limited fertilizer application. A return to normal weather conditions in the fall of 2003 may improve industry-wide sales of crop inputs with consequent increases in gross profit and EBITDA in the Company's fourth quarter for this year.

Certain statements in this report may constitute forward-looking statements. The results or events predicted in these statements may differ materially from actual results or events. These forward-looking statements can generally be identified by the use of statements that include phrases such as "believe", "expect", "anticipate", "intend", "plan", "likely", "will" or similar words or phrases. Similarly, statements that describe the Company's objectives, plans or goals are or may be forward-looking statements.

These forward-looking statements are based on the Company's current expectations and its projections about future events. However, whether actual results and developments will conform with the Company's expectations and projections is subject to a number of risks and uncertainties, including, among other things, the risks and uncertainties associated with poor weather, agricultural commodity prices, international trade and political uncertainty, competition, domestic regulation, environmental risks, utilization of farm inputs, labour disruptions, credit risk, foreign exchange risk and integration risks. For a more detailed discussion of these risks and their potential impact, see the Company's 2002 AIF and its MD&A included on pages 18 to 30 of its 2002 Annual Report. These are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of the Company's

forward-looking statements. Other known and unpredictable factors could also harm its results. Consequently, there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized that they will have the expected consequences to, or effects on, the Company. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Agricore United

Consolidated Balance Sheets

As at July 31 (in thousands) *(Unaudited)*	2003	2002	October 31, 2002
ASSETS			
Current Assets			
Cash & cash equivalents	**$ 64,774**	$ 57,287	$ 39,117
Accounts receivable (Note 5)	**230,028**	251,340	200,109
Inventories	**283,586**	319,880	469,172
Prepaid expenses	**20,791**	14,352	12,345
Future income taxes	**3,151**	41,132	14,247
	602,330	683,991	734,990
Property, Plant and Equipment	**704,292**	694,916	724,926
Other Assets	**57,909**	70,743	56,898
Goodwill (Note 11)	**22,054**	31,704	22,054
Intangible Assets (Note 11)	**16,566**	20,569	20,864
Future Income Taxes	**27,159**	8,526	24,242
	$ 1,430,310	$ 1,510,449	$ 1,583,974
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Bank and other loans	**$ 74,490**	$ 195,301	$ 388,722
Accounts payable and accrued expenses	**312,716**	357,167	344,836
Dividends payable	**-**	-	4,728
Current portion of long-term debt (Note 6)	**22,938**	62,463	30,614
	410,144	614,931	768,900
Long-term Debt (Note 6)	**368,475**	265,290	267,367
Debt Component of Convertible Debentures (Note 7)	**31,876**	-	-
Other Long-term Liabilities (Note 10)	**38,001**	41,833	40,361
Future Income Taxes	**-**	42,548	-
Shareholders' Equity			
Share capital (Note 8)	**460,486**	460,366	460,352
Equity component of convertible debentures (Note 7)	**73,340**	-	-
Contributed surplus (Note 8)	**642**	336	336
Retained earnings	**47,346**	85,145	46,658
	581,814	545,847	507,346
	$ 1,430,310	$ 1,510,449	$ 1,583,974

Consolidated Statements of Earnings and Retained Earnings

For the periods ended July 31 (in thousands, except per share amounts)	*Three Months*		*Nine Months*	
(Unaudited)	**2003**	2002	**2003**	2002
Sales and Revenue from Services (Note 4)	**$ 1,263,916**	$ 1,295,569	**$ 2,715,327**	$ 3,148,759
Gross profit and net revenue from services (Note 4)	**186,768**	186,262	**333,737**	365,879
Operating, general and administrative expenses	**(86,748)**	(93,625)	**(233,663)**	(264,680)
Earnings before the undernoted (Note 4)	**100,020**	92,637	**100,074**	101,199
Depreciation and amortization	**(17,964)**	(18,696)	**(54,313)**	(57,729)
	82,056	73,941	**45,761**	43,470
Gain (loss) on disposal of assets	**249**	(315)	**1,246**	14,681
Interest and securitization expenses	**(11,280)**	(9,965)	**(36,615)**	(33,661)
	71,025	63,661	**10,392**	24,490
Unusual items	**-**	(1,042)	**-**	(3,360)
Recovery of (provision for) income taxes				
On unusual items	**-**	437	**-**	1,411
On earnings before unusual items	**(26,174)**	(23,824)	**(7,253)**	(6,298)
Income for the period	**44,851**	39,232	**3,139**	16,243
Retained earnings, beginning of period	**3,430**	45,913	**46,658**	68,902
Increase in equity component of convertible debentures (Note 7)	**(935)**	-	**(2,451)**	-
Retained earnings, end of period	**$ 47,346**	$ 85,145	**$ 47,346**	$ 85,145
Basic earnings per share (Note 1)	**$ 0.96**	$ 0.86	**$ -**	$ 0.35
Diluted earnings per share (Note 1)	**$ 0.75**	$ 0.85	**$ -**	$ 0.35

Agricore United

Consolidated Statements of Cash Flows

For the periods ended July 31 (in thousands)	*Three Months*		*Nine Months*	
(Unaudited)	**2003**	2002	**2003**	2002
CASH FLOWS FROM OPERATING ACTIVITIES:				
Income for the period	**$ 44,851**	$ 39,232	**$ 3,139**	$ 16,243
Adjustments for:				
Depreciation and amortization	**17,964**	18,696	**54,313**	57,729
Employee future benefits	**1,117**	4,313	**892**	3,058
Future income tax recovery & investment tax credits	**29,836**	22,924	**8,413**	11,932
Equity loss (earnings) from investments, net of dividends	**(86)**	91	**(134)**	616
Stock-based compensation	**-**	-	**306**	336
Convertible debenture interest	**993**	-	**2,626**	-
Loss (gain) on disposal of assets	**(249)**	315	**(1,246)**	(14,681)
Cash flow provided by operations	**94,426**	85,571	**68,309**	75,233
Changes in non-cash working capital	**128,152**	186,649	**114,315**	124,780
	222,578	272,220	**182,624**	200,013
CASH FLOWS FROM INVESTING ACTIVITIES:				
Business acquisitions	**-**	-	**-**	34,275
Realignment of ownership interest (Note 12)	**(8,229)**	-	**(8,229)**	-
Property, plant and equipment expenditures	**(5,118)**	(2,587)	**(20,202)**	(20,351)
Proceeds from asset disposals	**2,562**	19,893	**5,022**	37,481
Decrease (increase) in other assets	**1,493**	(8,770)	**392**	2,531
	(9,292)	8,536	**(23,017)**	53,936
CASH FLOWS FROM FINANCING ACTIVITIES:				
Decrease in bank and other loans	**(167,142)**	(252,205)	**(314,232)**	(200,160)
Proceeds from long-term debt	**-**	8	**109,000**	15,355
Long-term debt repayments	**(3,288)**	(10,012)	**(14,746)**	(55,450)
Proceeds from convertible debentures	**-**	-	**105,000**	-
Interest paid on convertible debentures	**(4,790)**	-	**(4,790)**	-
Deferred financing expenditures	**(26)**	(13,995)	**(8,299)**	(12,709)
Increase (decrease) in other liabilities	**(259)**	247	**(1,289)**	(603)
Share capital issued	**71**	191	**134**	64,531
Share issue costs	**-**	(26)	**-**	(7,626)
Dividends	**-**	-	**(4,728)**	-
	(175,434)	(275,792)	**(133,950)**	(196,662)
CHANGE IN CASH & CASH EQUIVALENTS	**37,852**	4,964	**25,657**	57,287
Cash & cash equivalents at beginning of period	**26,922**	52,323	**39,117**	-
CASH & CASH EQUIVALENTS AT END OF PERIOD	**$ 64,774**	$ 57,287	**$ 64,774**	$ 57,287

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION				
Cash payment of interest	**$ (10,241)**	$ (9,651)	**$ (33,457)**	$ (34,761)
Cash recovery (payment) of taxes	**$ 826**	$ (3,674)	**$ (4,511)**	$ (3,854)

SUPPLEMENTARY DISCLOSURE OF NON-CASH ITEMS				
Business acquisitions	**$ -**	$ -	**$ -**	$ 206,918
Share capital issued	**$ -**	$ -	**$ -**	$ 241,193

Notes to the Consolidated Financial Statements

(Unaudited)

1. Earnings Per Share

Nine months ended July 31		2003			2002	
(in thousands, except per share amounts - unaudited)	**Income (Loss)**	**Shares**	**Per Share**	Income	Shares	Per Share
Net earnings for the period	**$ 3,139**			$ 16,243		
Less:						
Preferred share dividend	**(829)**			(829)		
Interest on equity portion of convertible debentures	**(2,451)**			-		
Basic & diluted earnings per share	**$ (141)**	**45,295**	**$ -**	$ 15,414	43,800	$ 0.35

Three months ended July 31		2003			2002	
(in thousands, except per share amounts - unaudited)	**Income**	**Shares**	**Per Share**	Income	Shares	Per Share
Net earnings for the period	**$ 44,851**			$ 39,232		
Less:						
Preferred share dividend	**(276)**			(276)		
Interest on equity portion of convertible debentures	**(935)**			-		
Basic earnings per share	**$ 43,640**	**45,307**	**$ 0.96**	$ 38,956	45,278	$ 0.86
Add:						
Preferred share dividend	**276**	**1,105**		276	1,105	
Interest on convertible debentures (debt and equity portions)	**1,530**	**14,000**		-	-	
Executive stock options	**-**	**-**		-	-	
Diluted earnings per share	**45,446**	**60,412**	**$ 0.75**	39,232	46,383	$ 0.85

Basic earnings per share is derived by deducting annual dividends on preferred shares and interest on the equity portion of convertible debentures from earnings for the period and dividing this total by the weighted average of Limited Voting Common Shares outstanding for the period.

The effect of potentially dilutive securities (convertible unsecured subordinated debentures, preferred shares and executive stock options) were not included in the year-to-date calculation of diluted earnings per share in 2003 and 2002 as the result would be anti-dilutive. Executive stock options have been excluded from the calculation of both the year-to-date and quarterly diluted earnings per share as the exercise price exceeds the average trading value of the shares in the respective periods.

2. Accounting Principles

These interim unaudited consolidated financial statements are based on accounting principles consistent with those used and described in the annual financial statements except as described in Note 11 and Note 12. However, these financial statements do not include all of the information and disclosures required for annual financial statement presentation. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the fifteen months ended October 31, 2002.

3. Seasonal Nature of Business

Agricore United's earnings follow the seasonal activity pattern of prairie grain production. Activity peaks in the spring as new crops are sown and in the fall as mature crops are harvested. Crop Production Services' peak sales periods for its products (seed, crop nutrients and crop protection products) are May through July, corresponding with the start of the growing season, followed by increased levels of crop protection product sales in the late fall. Livestock Services sales tend to peak during the winter months as feed consumption increases. Sales patterns have a significant impact on the level of earnings and generally result in lower earnings throughout the early months of the fiscal year, with significant increases occurring in the third quarter ended July 31.

4. Segment Information

For the periods ended July 31 (in thousands) *(Unaudited)*	Three Months **2003**	Three Months 2002	Nine Months **2003**	Nine Months 2002
SALES AND REVENUE FROM SERVICES				
Grain Handling	$ **607,395**	$ 686,035	$ **1,761,511**	$ 2,299,063
Crop Production Services	**599,671**	537,677	**766,026**	646,292
Livestock Services	**63,974**	66,759	**200,679**	196,446
Farm Business Communications	**1,598**	1,680	**9,452**	10,140
Financial Markets & Other Investments	**1,084**	3,418	**7,314**	11,763
Less: Intersegment Sales*	**(9,806)**	-	**(29,655)**	(14,945)
	$ **1,263,916**	$ 1,295,569	$ **2,715,327**	$ 3,148,759
GROSS PROFIT AND NET REVENUE FROM SERVICES				
Grain Handling	$ **36,956**	$ 55,290	$ **101,557**	$ 163,558
Crop Production Services	**137,268**	115,375	**185,135**	149,120
Livestock Services	**9,969**	10,617	**31,092**	32,055
Farm Business Communications	**1,491**	1,562	**8,639**	9,383
Financial Markets & Other Investments	**1,084**	3,418	**7,314**	11,763
	$ **186,768**	$ 186,262	$ **333,737**	$ 365,879
EBITDA				
Grain Handling	$ **610**	$ 17,820	$ **3,341**	$ 49,250
Crop Production Services	**104,596**	81,995	**105,348**	70,294
Livestock Services	**2,124**	2,382	**8,714**	8,681
Farm Business Communications	**(171)**	(152)	**1,834**	1,919
Financial Markets & Other Investments	**1,084**	2,657	**7,314**	8,776
Corporate	**(8,223)**	(12,065)	**(26,477)**	(37,721)
	$ **100,020**	$ 92,637	$ **100,074**	$ 101,199
EBIT				
Grain Handling	$ **(8,172)**	$ 8,334	$ **(23,329)**	$ 20,823
Crop Production Services	**98,552**	76,550	**87,221**	52,674
Livestock Services	**1,332**	1,517	**6,377**	6,254
Farm Business Communications	**(209)**	(198)	**1,715**	1,783
Financial Markets & Other Investments	**1,084**	2,146	**7,314**	6,716
Corporate	**(10,531)**	(14,408)	**(33,537)**	(44,780)
	$ **82,056**	$ 73,941	$ **45,761**	$ 43,470
*INTERSEGMENT SALES				
Grain Handling	$ **(9,766)**	$ -	$ **(29,514)**	$ (14,945)
Crop Production Services	**(40)**	-	**(141)**	-
	$ **(9,806)**	$ -	$ **(29,655)**	$ (14,945)

5. Securitization

Under a securitization agreement with an independent trust, the Company can sell up to $175 million of an undivided co-ownership interest in its right to receive reimbursements of amounts advanced to producers arising from the delivery of grains that are held in accordance with a grain handling contract between the Company and the Canadian Wheat Board ("CWB"). The Company receives proceeds equal to the fair value of the assets sold and retains rights to future cash flows arising from future performance of grain handling on behalf of the CWB after the investors in the trust have received the return for which they contracted. The co-owners have limited recourse to the Company's future grain handling receipts, and no recourse to the Company's other assets. The Company is responsible for fulfilling its obligations under the grain handling agreement entered into with the CWB and retains servicing responsibilities in respect of the CWB grain.

Under the terms of the grain handling contract, the Company is guaranteed a reimbursement of amounts advanced to the producers on behalf of the CWB upon deliveries of CWB grain. The Government of Canada secures this guarantee and therefore no credit losses are expected with respect to these assets. In addition, since the weighted average life of the receivable is only a matter of days, the discount factor is not expected to be a significant element in the computation of fair value. Consequently, the Company has determined that the fair value measurement of this asset to be the same as its carrying value and has concluded that any sensitivity analysis regarding key assumptions used in such valuation would not result in any significant change in valuation.

At July 31, 2003, grain held for the account of the CWB is reported net of securitized amounts of $121.1 million. The table below summarizes certain cash flows related to the transfer of receivables during the period that have been accounted for under the provisions of the Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 12:

As at July 31, 2003 (in thousands) *(Unaudited)*	
Proceeds from new securitizations	$ 101,000
Proceeds from collections reinvested	$ 20,143

6. Debt

On December 13, 2002, the Company obtained the following debt facilities secured by charges over all the assets of the Company and its material wholly owned subsidiaries and by specific charges over material fixed assets:

a) a $500 million secured credit facility with a syndicate of banks, consisting of:

   i) a $350 million revolving facility maturing February 28, 2004, at Bankers' Acceptance rates plus between 1% and 3% subject to the Company's fixed charge ratio. The new revolving facility replaced the Company's $250 million revolving credit facility and a $50 million revolving credit facility for XCAN Grain Ltd. (a wholly-owned subsidiary); and

   ii) a $150 million secured term facility at a fixed rate of 6.65%, repayable in quarterly instalments of $3 million between February 2003 and August 2004 and quarterly instalments of $5.75 million between November 2004 and August 2007 with the balance due on November 30, 2007. This new term facility was used to refinance the Company's existing non-revolving bank term debt of $150 million; and

b) a $109 million secured term facility with U.S. based John Hancock Life Insurance Company at a fixed rate of 9.67% and repayable in monthly instalments of $454,000 between February 2004 and January 2009 and $973,000 per month from February 2009 to January 2016. Proceeds of this facility were used to repay an outstanding $100 million temporary bridge facility.

7. Convertible Debentures

On November 27, 2002, the Company issued $105 million of 9% convertible unsecured subordinated debentures (the "Debentures") maturing November 30, 2007 with interest payable semi-annually on May 31 and November 30. The Debentures are convertible, at the option of the holder, at any time prior to the maturity date at a conversion price of $7.50 per share or 133.3333 Limited Voting Common Shares per $1,000 principal amount of Debentures. The Debentures may not be redeemed by the Company prior to December 1, 2005. On or after December 1, 2005 and prior to December 1, 2006, the Debentures may be redeemed by the Company, in whole or in part, on not more than 60 days' and not less than 30 days' prior notice, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest, provided that the volume weighted average trading price of the Limited Voting Common Shares on the

Toronto Stock Exchange for at least 20 trading days in any consecutive 30-day period ending on the fifth trading day prior to the date on which notice of redemption is given exceeds 125% of the conversion price. On or after December 1, 2006, the Debentures may be redeemed by the Company at any time at a redemption price equal to the principal amount thereof plus accrued and unpaid interest. The Company may, at its option and subject to regulatory approval, elect to satisfy its obligation to repay the principal amount of the Debentures which are to be redeemed or which have matured by issuing freely tradable Limited Voting Common Shares to the holders of the Debentures.

The Debentures are being accounted for in accordance with their substance and are presented in the financial statements in their component parts, measured at their respective fair values at the time of issue. The debt component has been calculated as the present value of the required interest payments discounted to non-convertible debt at the time the Debentures were issued. Interest expense is determined on the debt component, such component being reduced by the required semi-annual interest payments. The difference between the debt component and the face value of the Debentures is classified as equity. The equity component of the Debentures is increased over the term to the full face value by charges to retained earnings.

8. Share Capital

The issued and outstanding common shares with securities convertible into common shares are as follows:

As at July 31 *(Unaudited)*	**2003**	2002
Issued and outstanding Limited Voting Common Shares	**45,306,831**	45,278,229
Securities convertible into Limited Voting Common Shares:		
9% Convertible Unsecured Subordinated Debentures, maturing November 30, 2007, convertible at 133.3333 shares per $1,000 principal amount	**14,000,000**	-
Series "A" Convertible Preferred Shares, non-voting, $1 dividend per share, cumulative, convertible (1:1 basis), callable at $24	**1,105,154**	1,105,158
Stock Options	**605,913**	750,350
	61,017,898	47,133,737

As at July 31, 2003, the Company had reserved a further 429,720 shares (July 31, 2002 – 285,283 shares) available for granting under the Executive Stock Option Plan.

For the nine-months ended July 31, 2003, the Company recorded $306,000 in compensation expense and a related increase in Contributed Surplus regarding stock options vesting pursuant to the Executive Stock Option Plan. Options outstanding at July 31, 2003 have a range of exercise prices from $9.70 to $11.50 and a weighted average life of 7.16 years.

For the Nine Months ended July 31, 2003 *(Unaudited)*	**Number of Options**	**Weighted Average Exercise Price**
Outstanding at the beginning of the period	614,336	$ 10.15
Forfeited	(8,423)	9.70
Outstanding at end of period	605,913	$ 10.15
Exercisable at end of period	368,432	$ 10.43

9. Guarantees

Letters Of Credit – The Company has provided banking letters of credit to third parties for activities that are inherent to the nature of the agriculture industry. The terms range in duration and expire at various dates from September 2003 to August 2004. The amounts vary depending on underlying business activity or the specific agreements in place with the third parties. As at July 31, 2003, the outstanding banking letters of credit were $66.7 million.

Indemnification Of Accounts Receivable – Under the terms of an agreement with a financial institution (as described in note 4 of the October 31, 2002 annual consolidated financial statements), the Company agreed to indemnify the financial institution for a portion of future losses incurred on an accounts receivable portfolio to a maximum limit of 5% of outstanding credit. No indemnity has been paid, however, an amount of $1.9 million has been accrued at July 31, 2003 based on the provision for losses determined under the terms of the agreement.

Loan Guarantees – The Company is contingently liable under several guarantees given to third-party lenders who have provided long-term financing to certain independent hog producers. As at July 31, 2003, the current outstanding balance of these guarantees is $4.3 million (maximum exposure of $4.9 million). These guarantees reduce as the underlying loans are repaid and expire between 2006 and 2014.

Director And Officer Indemnification - The Corporation indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Corporation to the extent permitted by law. The Corporation has acquired and maintains liability insurance for its directors and officers as well as those of certain affiliated companies.

Other Indemnification Provisions - From time to time, the Company enters into agreements in the normal course of operations and in connection with business or asset acquisitions or dispositions. By their nature, these agreements may provide for indemnification of counterparties. The varying nature of these indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could incur. Historically, the Company has not made any significant payments in connection with these indemnification provisions.

10. Employee Future Benefits

a) The Company maintains a benefit plan, including life, extended health and dental coverage, for its retirees. In December 2002, the Company altered the plan composition for employees retiring after January 1, 2004. As a result of this change, a curtailment gain of $1.3 million was recorded against benefit expense during the first quarter.

b) The Company maintains several defined benefit and defined contribution pension plans for substantially all of its employees. The Company intends to file a notice with the Superintendent of Financial Institutions to harmonize the employee pension arrangements of three of its pension plans and merge the plan funds effective June 30, 2003. The harmonization of the plans and merger of the funds is subject to regulatory approval. The Company does not expect the approval process to be completed before the end of the fiscal year. The pension benefits accrued to the members prior to the effective date are fully protected, will be fully preserved and are not affected by the harmonization. Management believes that there will be no adverse impact on the financial position of the Company as a result of the harmonization of the plans and merger of the funds.

11. Accounting Policy Changes

Goodwill and Other Intangible Assets

Effective November 1, 2002, the Company adopted the new CICA recommendations with respect to goodwill and other intangible assets. The new standard no longer permits the amortization of goodwill and indefinite intangible assets but requires a fair value impairment test to be performed annually. The impact of no longer

recording this amortization does not have a material impact on the financial statements. The Company has evaluated each of its goodwill and indefinite life intangible asset balances (which have been allocated to a reporting unit) and has found no impairment.

As at July 31, 2003 (in thousands) *(Unaudited)*	Goodwill	Intangible Assets
Grain Handling	$ 4,926	$ 6,562
Crop Production Services	17,128	10,004
	$ 22,054	$ 16,566

12. Principles of Consolidation

In Note 2 to its annual consolidated financial statements for the fifteen months ended October 31, 2002, the Company reported that its interest in its joint venture, Western Co-operative Fertilizers Limited ("Westco"), was recognized using the proportionate consolidation method at a rate of 66.67%, representing the Company's ownership interest in Westco's Co-op shares and Class A, C and D common shares. Effective July 1, 2003, the Company entered into a binding letter of intent with Westco's other venturer whereby the parties agreed, among other matters, to realign their respective interests based on each party's historical volume of business with Westco, which in the Company's case was 57%. No consideration was exchanged between the venturers related to the realignment of ownership interests however, the adjustment to the Company's proportionate share of Westco's assets and liabilities included an $8.2 million reduction in the Company's entitlement to undistributed cash of Westco as at July 1, 2003. Since the factors governing joint control by the venturers remain unchanged, the Company continues to account for its interest in Westco as a joint venture using the proportionate consolidation method.

13. Subsequent Event

On August 19, 2003, the Company announced that it had entered into a letter of intent to sell its Farm Business Communications division's assets and liabilities. The transaction is expected to close on or before September 30, 2003 subject to satisfaction of various pre-closing conditions.

14. Comparative Amounts

Certain comparative amounts have been reclassified to conform to current year presentation.

Shareholder Information

For the periods ended July 31	*Three Months*		*Nine Months*	
Trading Activity *(on Toronto Stock Exchange)*	**2003**	2002	**2003**	2002
Limited Voting Common Shares *(Symbol: AU)*				
High	**$ 8.25**	$ 10.00	**$ 8.25**	$ 12.05
Low	**$ 5.25**	$ 7.01	**$ 3.60**	$ 7.01
Volume	**4,684,777**	1,987,335	**9,949,742**	9,208,579
Preferred shares *(Symbol: AU.PR.A)*				
High	**$ 14.90**	$ 14.00	**$ 14.90**	$ 14.75
Low	**$ 12.80**	$ 13.15	**$ 12.50**	$ 12.75
Volume	**14,486**	24,427	**40,327**	156,519
Convertible Debentures *(Symbol: AU.DB)*				
High (per $100 principal)	**$ 132.80**	na	**$ 132.80**	na
Low (per $100 principal)	**$ 101.10**	na	**$ 92.00**	na
Volume	**$ 32,622,000**	na	**$ 57,432,000**	na

As at July 31, 2003 *(Unaudited)*		
Book value per share	**$ 10.96**	$ 11.77
Fully diluted book value per share	**$ 10.15**	$ 11.75

Book value per share is derived by dividing the shareholders' equity (excluding the equity portion of the convertible debentures) at the end of the period by the total number of limited voting common shares outstanding at the end of the period as if the preferred shares had been converted on a 1:1 basis. The fully diluted book value per share is derived by dividing the shareholders' equity (including both the debt and equity portions of the convertible debentures and the value of executive stock options) at the end of the period by the total number of limited voting common shares outstanding at the end of the period as if the preferred shares, executive stock options and the convertible debentures had been fully converted.

Operating Highlights

For the periods ended July 31	*Three Months*		*Nine Months*	
	2003	2002	**2003**	2002
Grain Shipments - country elevators *(thousand tonnes)*	**1,639**	2,059	**4,650**	7,085
Terminal Handle *(thousand tonnes)*	**1,133**	1,537	**2,139**	4,216
Livestock Services Sales *(thousand tonnes)*	**192**	225	**632**	687

Agricore United

SEC File No. 82-34725

AGRICORE UNITED NET EARNINGS "IN THE BLACK"

Increased earnings and reduced expenses have positive impact

WINNIPEG, MANITOBA, September 10, 2003 – Agricore United today announced net earnings of $44.9 million or basic earnings per share of $0.96 in the quarter ended July 31, 2003, compared with net earnings of $39.2 million or basic earnings per share of $0.86 for the quarter ended July 31, 2002. Earnings of $3.1 million for the nine months ended July 31, 2003 compared to earnings of $16.2 million or basic earnings per share of $0.35 for the prior year.

"The relative success of our year-to-date operations, in difficult post-drought conditions for grain handling, is a direct result of the significant increase in profitability from higher crop input sales, most of which occurred in this third quarter," said Brian Hayward, Chief Executive Officer. "At the same time, we made it easier for our customers to access credit through Agricore United Financial, giving them flexible repayment terms at competitive interest rates for unsecured crop input purchases."

For the nine months ended July 31, 2003, the sale of crop input products, including seed, crop nutrients and crop protection products, increased $109.1 million, or 18 per cent, to $738.4 million. Gross profit increased $36 million, or 24 per cent, to $185.1 million for the same period. Operating, general and administrative expenses declined modestly in the most recent quarter despite the heightened level of quarterly sales activity.

The growth in sales of crop inputs, the expansion of Agricore United Financial and debt restructuring undertaken in 2002 continue to improve the company's leverage ratio and enhance its liquidity. The company reduced its financial leverage ratio from 47 per cent at July 31, 2002 to 42 per cent at July 31, 2003 while at the same time improving its current ratio from 1.11 at July 31, 2002 to 1.47 at July 31, 2003.

As a result of the 2002 drought, industry grain shipments declined 29 per cent for the nine months ended July 31, 2003 compared to the same period last year. Agricore United's grain shipments declined by 34 per cent over the same nine-month period, largely due to reduced shipments in the most recent quarter of Canadian Wheat Board wheat, durum and barley, offset by a $16.1 million reduction in Grain Handling operating, general and administrative expenses. Consequently, the $45.9 million decline in Grain Handling EBITDA for the nine-months ended July 31, 2003 compared to the prior year reflects the industry-wide impact of the 2002 drought on the volume of grain shipped in the current year.

"Despite recent dry conditions, preliminary grain production estimates indicate a harvest only slightly below average and much improved over either of the last two drought years," said Hayward. "At our Annual General Meeting in February 2003, I said the recipe for success was to 'just add water'. With this harvest reflecting the improved moisture received this past winter and spring, we are now poised, alongside our customers, to capitalize on a more productive grain movement cycle as we go into the 2004 crop year."

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services, farm business communications and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU".

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For more information, please contact:

David Carefoot
Vice-President, Corporate Finance and Investor Relations
(204) 944-5651
dcarefoot@agricoreunited.com

Agricore United

SEC File No. 82-34725

AGRICORE UNITED DECLARES DIVIDENDS

September 10, 2003 (Winnipeg) – Agricore United's Board of Directors today declared an annual dividend of $1.00 per share on the Series A Convertible Preferred Shares and a dividend for the quarter of $0.03 per share on the Limited Voting Common Shares payable on November 15, 2003 to shareholders of record at the close of business on October 15, 2003.

"Except for a brief period in the 1930s, Agricore United and its predecessor companies have consistently paid dividends in 94 of the past 97 years," said Jim Wilson, Chair of the Board. "In declaring a quarterly dividend on the common shares for the first time, the company attempted to balance the importance of a sustainable dividend policy with a frequency that is consistent with the majority of TSX companies." Agricore United today reported a net profit of $44.9 million (or $0.96 per share) for the quarter ended July 31, 2003 and a net profit of $3.1 million for the nine months ended July 31, 2003.

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services, farm business communications and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU".

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For more information, contact:

David Carefoot
Managing Director, Corporate Finance and Investor Relations
(204) 944-5651
dcarefoot@agricoreunited.com